Filed pursuant to Rule 424(b)(5)
Registration No. 333-188179

SUBJECT TO COMPLETION, DATED AUGUST 13, 2013

The information in this preliminary prospectus supplement is not complete and may be changed.  This preliminary prospectus supplement and the accompanying prospectus are part of an effective registration statement filed with the Securities and Exchange Commission.  This preliminary prospectus supplement and the accompanying prospectus are not offers to sell nor solicitations of offers to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT
AUGUST       , 2013
(To Prospectus dated May 21, 2013)
$

Southwestern Public Service Company

4.50% First Mortgage Bonds, Series No. 1 due 2041
____________________________

This is an offering of $                       of 4.50% First Mortgage Bonds, Series No. 1 due 2041 to be issued by Southwestern Public Service Company, a New Mexico corporation. We will pay interest on the first mortgage bonds on February 15 and August 15 of each year, commencing February 15, 2014. The first mortgage bonds will mature on August 15, 2041. The first mortgage bonds will be issued only in denominations of $1,000 and integral multiples thereof. We may redeem the first mortgage bonds at any time, in whole or in part, at the redemption prices described in this prospectus supplement.

The first mortgage bonds offered by this prospectus supplement form a part of the series of our 4.50% First Mortgage Bonds, Series No. 1 due 2041 and have the same terms, other than their date of issue, interest accrual date and initial price to the public, as the other first mortgage bonds of this series issued by us on August 10, 2011 pursuant to a prospectus supplement dated August 3, 2011 and on June 12, 2012 pursuant to a prospectus supplement dated June 5, 2012. The first mortgage bonds offered by this prospectus supplement will have the same CUSIP number as those other first mortgage bonds and will trade interchangeably with those other first mortgage bonds immediately upon settlement. The aggregate principal amount of the series of the 4.50% First Mortgage Bonds, Series No. 1 due 2041 will be $                 .

The first mortgage bonds will not be listed on any securities exchange or included in any automated quotation system. Please read the information provided under the caption “Supplemental Description of the First Mortgage Bonds” in this prospectus supplement and under the caption “Description of the First Mortgage Bonds” in the accompanying prospectus for a more detailed description of the first mortgage bonds.

The first mortgage bonds will be our senior secured obligations and will be secured equally and ratably with all of our other first mortgage bonds from time to time outstanding.
____________________________

Investing in the first mortgage bonds involves risks. See “Risk Factors” on page S-6 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
____________________________

	Price to Public (1)		Underwriting Discount		Proceeds to Us (2)
Per 4.50% First Mortgage Bond		%		%		%
Total	$		$		$
___________________
(1)
Plus accrued interest from August 15, 2013 to the date of settlement, which must be paid by the purchasers of the first mortgage bonds offered hereby. The total amount of accrued interest on August       , 2013 will be $                        per $1,000 principal amount of first mortgage bonds.

(2)	Before deduction of expenses payable by us estimated at approximately $525,000.
____________________________

The underwriters are offering the first mortgage bonds subject to various conditions. The underwriters expect to deliver the first mortgage bonds in book-entry form only through the facilities of The Depository Trust Company, on or about August     , 2013.
____________________________

Joint Book-Running Managers

Deutsche Bank Securities	Mitsubishi UFJ Securities

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the first mortgage bonds we are offering in this prospectus supplement. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the first mortgage bonds we are offering in this prospectus supplement. The accompanying base shelf prospectus dated May 21, 2013 is referred to as the “accompanying prospectus” in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus that we provide to you. We have not authorized anyone to provide you with different information and, if given, you should not rely on it. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

If this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on the information in this prospectus supplement.

It is expected that delivery of the first mortgage bonds will be made against payment for the first mortgage bonds on or about the date specified on the cover page of this prospectus supplement, which is the fifth business day following the date of this prospectus supplement (such settlement cycle being referred to as “T+5”). You should be advised that trading of the first mortgage bonds may be affected by the T+5 settlement. See “Underwriting (Conflicts of Interest)” in this prospectus supplement.

Prospectus Supplement

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents they incorporate by reference contain statements that are not historical fact and constitute “forward-looking statements.” When we use words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

•	economic conditions, including inflation rates, monetary fluctuations and their impact on capital expenditures;

•
the risk of a significant slowdown in growth or decline in the U.S. economy, the risk of delay in growth recovery in the U.S. economy or the risk of increased cost for insurance premiums, security and other items as a consequence of past or future terrorist attacks;

•	trade, monetary, fiscal, taxation and environmental policies of governments, agencies and similar organizations in geographic areas where we have a financial interest;

•	customer business conditions, including demand for their products or services and supply of labor and materials used in creating their products and services;

•
financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the Securities and Exchange Commission, or the “SEC,” the Federal Energy Regulatory Commission, or the “FERC,” and similar entities with regulatory oversight;

•
availability or cost of capital such as changes in: interest rates; market perceptions of the utility industry, us, our parent company, Xcel Energy Inc., or any of its other subsidiaries; or security ratings;

•
factors affecting utility operations such as unusual weather conditions; catastrophic weather-related damage; unscheduled generation outages, maintenance or repairs; unanticipated changes to fossil fuel or natural gas supply costs or availability due to higher demand, shortages, transportation problems or other developments; environmental incidents; cyber incidents; or electric transmission or natural gas pipeline constraints;

•	employee workforce factors, including loss or retirement of key executives, collective bargaining agreements with union employees or work stoppages;

•	increased competition in the utility industry or additional competition in the markets served by us, Xcel Energy Inc. and its other subsidiaries;

•
state and federal legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters the electric market; industry restructuring initiatives; transmission system operation and/or administration initiatives; recovery of investments made under traditional regulation; nature of competitors entering the industry; retail wheeling; a new pricing structure; and former customers entering the generation market;

•	environmental laws and regulations, including legislation and regulations relating to climate change, and the associated cost of compliance;

•
rate-setting policies or procedures of regulatory entities, including environmental externalities, which are values established by regulators assigning environmental costs to each method of electricity generation when evaluating generation resource options;

•	social attitudes regarding the utility and power industries;

•	cost and other effects of legal and administrative proceedings, settlements, investigations and claims;

•	technological developments that result in competitive disadvantages and create the potential for impairment of existing assets;

•	risks associated with implementation of new technologies; and

•	other business or investment considerations that may be disclosed from time to time in our SEC filings or in other publicly disseminated written documents.

You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties associated with forward-looking statements are discussed in detail under “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Notes to Financial Statements” in our Annual Report on Form 10-K for the year ended December 31, 2012 and in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013 and June 30, 2013 and in other documents on file with the SEC and incorporated by reference in this prospectus supplement and the accompanying prospectus. You may obtain copies of these documents as described in the accompanying prospectus under the caption “Where You Can Find More Information.”

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors should not be construed as exhaustive.

PROSPECTUS SUPPLEMENT SUMMARY

The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and the accompanying prospectus. This summary highlights selected information from this prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information you should consider before investing in the first mortgage bonds offered by this prospectus supplement. You should carefully read this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, which are described under the caption “Where You Can Find More Information” in the accompanying prospectus. In this prospectus supplement, except as otherwise indicated or as the context otherwise requires, the “Company,” “we,” “us” and “our” refer to Southwestern Public Service Company, a New Mexico corporation.

The Company

We were incorporated in 1921 under the laws of the State of New Mexico. We are an operating utility engaged primarily in the generation, purchase, transmission, distribution and sale of electricity in portions of Texas and New Mexico. The wholesale customers served by us comprised approximately 33 percent of our total kilowatt hours sold in 2012. We provide electric utility service to approximately 381,000 retail customers in Texas and New Mexico. Approximately 74 percent of our retail electric operating revenues were derived from operations in Texas during 2012.

We are a wholly owned subsidiary of Xcel Energy Inc., a Minnesota corporation (“Xcel Energy”). Xcel Energy was incorporated under the laws of the State of Minnesota in 1909. All of the members of our board of directors and our executive officers are also executive officers of Xcel Energy.

Our principal executive offices are located at Tyler at Sixth Street, Amarillo, Texas 79101 and our telephone number is (303) 571-7511.

The Offering

The following summary contains basic information about this offering. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus supplement, including the information under the caption “Supplemental Description of the First Mortgage Bonds,” the accompanying prospectus, including the information under the caption “Description of the First Mortgage Bonds,” and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

Issuer	Southwestern Public Service Company

Securities Offered
$                principal amount of 4.50% First Mortgage Bonds, Series No. 1 due 2041. The first mortgage bonds form a part of the series of our 4.50% First Mortgage Bonds, Series No. 1 due 2041 and have the same terms, other than their date of issue, interest accrual date and initial price to the public, as the other first mortgage bonds of this series issued by us on August 10, 2011 and June 12, 2012. The first mortgage bonds offered by this prospectus supplement will have the same CUSIP number as those other first mortgage bonds and will trade interchangeably with those other first mortgage bonds immediately upon settlement. The first mortgage bonds offered hereby and the other first mortgage bonds previously issued by us on August 10, 2011 and June 12, 2012 will constitute a single series under the mortgage indenture for all purposes, including, without limitation, for voting purposes.

Maturity	August 15, 2041.

Interest Rate	4.50% per year.

Interest Payment
Dates	February 15 and August 15 of each year, beginning on February 15, 2014.

Ranking
The first mortgage bonds will be our senior secured obligations and will be secured equally and ratably with our existing first mortgage bonds and any first mortgage bonds hereafter issued under the Indenture, dated as of August 1, 2011, as supplemented, which we refer to as the “mortgage indenture,” between us and U.S. Bank National Association, which we refer to as the “mortgage trustee.” As of July 31, 2013, $300,000,000 aggregate principal amount of first mortgage bonds were outstanding under the mortgage indenture.

Collateral
The first mortgage bonds are secured by a first mortgage lien on substantially all of our properties used or intended to be used in or in connection with the business of generating, purchasing, transmitting, distributing and/or selling electric energy and located in the State of Texas or the State of New Mexico, subject to limited exceptions.

Optional Redemption
We may redeem the first mortgage bonds at any time prior to February 15, 2041, in whole or in part, at a “make whole” redemption price equal to the greater of (1) 100% of the principal amount of first mortgage bonds being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the first mortgage bonds being redeemed (excluding the portion of any such interest accrued to but excluding the date fixed for redemption), discounted to but excluding the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury yield (as defined below under the caption “Supplemental Description of the First Mortgage Bonds — Optional Redemption”) plus 15 basis points plus, in each case, accrued and unpaid interest to but excluding the date fixed for redemption. At any time on or after February 15, 2041, we may redeem the first mortgage bonds, in whole or in part, at 100% of the principal amount being redeemed plus accrued and unpaid interest to but excluding the date fixed for redemption. See “Supplemental Description of the First Mortgage Bonds – Optional Redemption” in this prospectus supplement for more information.

Sinking Fund	None.

Use of Proceeds
We intend to add the net proceeds from the sale of the first mortgage bonds to our general corporate fund and apply a portion of such net proceeds to the repayment of short-term borrowings, including commercial paper and our utility money pool borrowings, incurred to fund our daily operational needs. Any balance of the net proceeds will be used for general corporate purposes, including the funding of our capital expenditure program. Until the net proceeds from the sale of the first mortgage bonds have been used, we may invest them temporarily in interest-bearing obligations. As of July 31, 2013, we had $84 million of commercial paper outstanding and $66 million in borrowings under our utility money pool arrangement. See “Use of Proceeds” in this prospectus supplement for more information.

Conflicts of Interest
Certain of the underwriters or their affiliates may hold a portion of the commercial paper that we intend to repay using the net proceeds of this offering. In such event, it is possible that one or more of the underwriters or their affiliates could receive 5% or more of the net proceeds of this offering. In the event of any such conflict of interest, such underwriter would be required to conduct the distribution of the first mortgage bonds in accordance with Rule 5121 (Public Offerings of Securities with Conflicts of Interest) of the Financial Industry Regulatory Authority, Inc. or “FINRA”. See “Underwriting (Conflicts of Interest)” in this prospectus supplement.

Mortgage Trustee	U.S. Bank National Association.

Governing Law
The mortgage indenture is, and the first mortgage bonds will be, governed by and construed in accordance with the laws of the State of New York, except to the extent the Trust Indenture Act of 1939, as amended, or the “Trust Indenture Act,” is applicable and except to the extent the law of any jurisdiction where property subject to the mortgage indenture is located mandatorily governs the attachment, perfection, priority or enforcement of the lien of the mortgage indenture with respect to that property.

RISK FACTORS

You should carefully consider the risks and uncertainties described below as well as any cautionary language or other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the information under the caption “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012, as modified by our quarterly reports on Form 10-Q and other SEC filings filed after such annual report and the information under the caption “Critical Accounting Policies” in this prospectus supplement, before purchasing the first mortgage bonds offered by this prospectus supplement. Those risks and the risks set forth below are those that we consider to be the most significant to your decision whether to invest in the first mortgage bonds. If any of the events described therein or set forth below occurs, our business, financial condition or results of operations could be materially harmed. In addition, we may not be able to make payments on the first mortgage bonds, and this could result in your losing all or part of your investment.

Risks Related to the First Mortgage Bonds

Any lowering of the credit ratings on the first mortgage bonds would likely reduce their value.

As described under the caption “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012, our credit ratings could be lowered or withdrawn entirely by a rating agency in the future. Any lowering of the credit ratings on our first mortgage bonds would likely reduce the value of the first mortgage bonds offered by this prospectus supplement.

We cannot assure you that there will be an active public market for the first mortgage bonds offered by this prospectus supplement.

We have been advised by the underwriters that they may make a market in the first mortgage bonds, but they have no obligation to do so and may discontinue market making at any time without providing notice. There can be no assurance that there will be a market for the first mortgage bonds. If there is no active public market, the market price and liquidity of the first mortgage bonds may be adversely affected. Furthermore, we do not intend to apply for listing of the first mortgage bonds on any securities exchange or automated quotation system.

USE OF PROCEEDS

We estimate that our proceeds from the sale of the first mortgage bonds, less the underwriting discount and other offering expenses, and not including the amount of accrued interest paid by the purchasers of the first mortgage bonds, will be approximately $                     .  We intend to add the net proceeds from the sale of the first mortgage bonds to our general corporate fund and apply a portion of such net proceeds to the repayment of short-term borrowings, including commercial paper and our utility money pool borrowings, incurred to fund our daily operational needs.  Any balance of the net proceeds will be used for general corporate purposes, including the funding of our capital expenditure program. Until the net proceeds from the sale of the first mortgage bonds have been used, we may invest them temporarily in interest-bearing obligations. As of July 31, 2013, we had $84 million of commercial paper outstanding with a weighted average annual interest rate of 0.2889 percent and $66 million in borrowings under our utility money pool arrangement with a weighted average annual interest rate of 0.2750 percent.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth our ratio of earnings to fixed charges for the periods indicated.

	Six Months Ended June 30,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Ratio of earnings to fixed charges	2.2	2.6	2.4	2.3	1.9	1.7
_______________________

For purposes of computing the ratios of earnings to fixed charges, (1) earnings consist of income before income taxes plus fixed charges, and (2) fixed charges consist of interest on long-term debt, other interest charges, the interest component on leases and amortization of debt discount, premium and expense.

SELECTED FINANCIAL DATA

The following selected financial data as of December 31, 2012 and 2011, and for the years ended December 31, 2012, 2011 and 2010, have been derived from our audited financial statements and the related notes. The selected financial data as of June 30, 2013 and for the six months ended June 30, 2013 and 2012 have been derived from our unaudited financial statements and the related notes. The information set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited and unaudited financial statements and related notes and other information contained in our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the period ended June 30, 2013, which we incorporate by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in the accompanying prospectus. The historical financial information may not be indicative of our future performance.

	Six Months Ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(Unaudited)
	(Thousands of Dollars)
Statements of Income Data:
Operating revenues	$836,088	$720,689	$1,540,055	$1,707,565	$1,612,990
Operating expenses	744,560	626,953	1,314,300	1,506,968	1,429,553
Operating income	91,528	93,736	225,755	200,597	183,437

Other income, net	57	20	46	406	27
Allowance for funds used during construction - equity	4,822	3,392	7,272	5,342	4,188
Interest charges and financing costs	32,598	31,485	64,475	61,311	60,719
Income taxes	23,019	24,009	62,229	55,133	48,866
Net income	$40,790	$41,654	$106,369	$89,901	$78,067

	June 30,	December 31,
	2013	2012	2011
	(Unaudited)
	(Thousands of Dollars)
Balance Sheet Data:
Current assets	$328,173	$268,396	$265,580
Property, plant and equipment, net	3,059,874	2,861,756	2,594,732
Other assets	375,935	387,789	363,537
Total assets	$3,763,982	$3,517,941	$3,223,849

Current portion of long-term debt	$--	$--	$--
Short-term debt	49,000	9,000	--
Borrowings under utility money pool arrangement	66,000	--	5,000
Other current liabilities	322,023	315,523	293,451
Total current liabilities	437,023	324,523	298,451

Deferred credits and other liabilities	914,921	912,779	855,225
Long-term debt	1,103,797	1,103,684	993,314
Common stockholder’s equity	1,308,241	1,176,955	1,076,859
Total liabilities and equity	$3,763,982	$3,517,941	$3,223,849

CRITICAL ACCOUNTING POLICIES

You should consider the financial data and other information contained in our audited and unaudited financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013 and June 30, 2013, which we incorporate by reference in this prospectus supplement and the accompanying prospectus, before making a decision to invest in the first mortgage bonds.

Preparation of the financial statements and related disclosures in compliance with generally accepted accounting principles requires the application of accounting rules and guidance, as well as the use of estimates. The application of these policies involves judgments regarding future events, including the likelihood of success of particular projects, legal and regulatory challenges and anticipated recovery of costs. These judgments could materially impact the financial statements and disclosures, based on varying assumptions. In addition, the financial and operating environment also may have a significant effect on the operation of the business and on the results reported even if the nature of the accounting policies applied have not changed. The following is a list of accounting policies and estimates that are most significant to the portrayal of our financial condition and results, and that require management’s most difficult, subjective or complex judgments. Each of these has a higher likelihood of resulting in materially different reported amounts under different conditions or using different assumptions. Each critical accounting policy has been discussed with the audit committee of Xcel Energy’s board of directors.

Regulatory Accounting

We are a rate-regulated entity that is subject to the accounting for regulated operations, which provides that rate-regulated entities account for and report assets and liabilities consistent with the recovery of those incurred costs in rates, if the rates established are designed to recover the costs of providing the regulated service and if the competitive environment makes it probable that such rates will be charged and collected. Our rates are derived through the ratemaking process, which results in the recording of regulatory assets and liabilities based on the probability of future cash flows. Regulatory assets represent incurred or accrued costs that have been deferred because they are probable of future recovery from customers. Regulatory liabilities represent amounts that are expected to be refunded to customers in future rates or amounts collected in current rates for future costs. In other businesses or industries, regulatory assets and regulatory liabilities would generally be charged to net income or other comprehensive income.

As of June 30, 2013 and December 31, 2012, we had recorded regulatory assets of $339.5 million and $348.1 million, respectively.  As of June 30, 2013 and December 31, 2012, we had recorded regulatory liabilities of $126.8 million and $167.7 million, respectively. We are subject to regulation that varies from jurisdiction to jurisdiction. If future recovery of costs, in any such jurisdiction, ceases to be probable, we would be required to charge these assets to current net income or other comprehensive income. There are no current or expected proposals or changes in the regulatory environment that impact the probability of future recovery of these assets.  However, if the SEC should mandate the use of international financial accounting standards, or “IFRS,” the lack of an accounting standard for rate-regulated entities under IFRS could require us to charge certain regulatory assets and regulatory liabilities to net income or other comprehensive income.

Income Tax Accruals

Judgment, uncertainty, and estimates are a significant aspect of the income tax accrual process that accounts for the effects of current and deferred income taxes. Uncertainty associated with the application of tax statutes and regulations and the outcomes of tax audits and appeals require that judgment and estimates be made in the accrual process and in the calculation of the effective tax rates.  Changes in tax laws and rates may affect recorded deferred tax assets and liabilities and our effective tax rates in the future.

Effective tax rates are also highly impacted by assumptions. Effective tax rate calculations are revised every quarter based on best available year end tax assumptions (income levels, deductions, credits, etc.); adjusted in the following year after returns are filed, with the tax accrual estimates being trued-up to the actual amounts claimed on the tax returns; and further adjusted after examinations by taxing authorities have been completed.

In accordance with the interim period reporting guidance, income tax expense for the first three quarters in a year are based on the forecasted effective tax rates.

Accounting for income taxes also requires that only tax benefits that meet the more likely than not recognition threshold can be recognized or continue to be recognized. The change in the unrecognized tax benefits needs to be reasonably estimated based on evaluation of the nature of uncertainty, the nature of the event that could cause the change and an estimated range of reasonably possible changes. At any period end, and as new developments occur, management will use prudent business judgment to derecognize appropriate amounts of tax benefits. Unrecognized tax benefits can be recognized as issues are favorably resolved and loss exposures decline.

As disputes with the Internal Revenue Service and state tax authorities are resolved over time, we may adjust our unrecognized tax benefits and interest accruals to the updated estimates needed to satisfy tax and interest obligations for the related issues. These adjustments may increase or decrease earnings.

Employee Benefits

Xcel Energy offers various benefit plans to its subsidiaries’ employees, including our employees. Xcel Energy’s pension costs are based on an actuarial calculation that includes a number of key assumptions, most notably the annual return level that pension and postretirement health care investment assets will earn in the future and the interest rate used to discount future pension benefit payments to a present value obligation. In addition, the pension cost calculation uses an asset-smoothing methodology to reduce the volatility of varying investment performance over time. A portion of Xcel Energy’s pension costs are attributable to its operating subsidiaries, including us.

Pension costs are expected to increase in 2013 and then gradually decline in the following years while funding requirements are expected to be flat in 2013 and decline in the following years. While investment returns exceeded the assumed levels from 2009 through 2012, investment returns in 2008 were significantly below the assumed levels. The pension cost calculation uses a market-related valuation of pension assets. Xcel Energy uses a calculated value method to determine the market-related value of the plan assets. The market-related value is determined by adjusting the fair market value of assets at the beginning of the year to reflect the investment gains and losses (the difference between the actual investment return and the expected investment return on the market-related value) during each of the previous five years at the rate of 20 percent per year. As these differences between the actual investment returns and the expected investment returns are incorporated into the market-related value, the differences are recognized in pension cost over the expected average remaining years of service for active employees.

Based on current assumptions and the recognition of past investment gains and losses, currently it is projected that the pension costs recognized for financial reporting purposes will increase from an expense of $127.1 million in 2012 and $81.0 million in 2011 to an expense of $160.2 million in 2013 and $139.4 million in 2014, of which $20.3 million in 2013 and $20.7 million in 2014 is expected to be attributed to us. The expected increase in the 2013 expense is primarily due to the continued phase in of unrecognized plan losses primarily resulting from the market decline in 2008.

At December 31, 2012, Xcel Energy set the rate of return used to measure pension costs at 6.88 percent, which is a 22 basis point decrease from December 31, 2011. The rate of return used to measure postretirement health care costs of 7.11 percent at December 31, 2012 is a 36 basis point increase from December 31, 2011.

Xcel Energy set the discount rates used to value the December 31, 2012 pension and postretirement health care obligations at 4.00 percent and 4.10 percent, which represent a 100 basis point and 90 basis point decrease from December 31, 2011, respectively. Xcel Energy uses a bond matching study as its primary basis for determining the discount rate used to value pension and postretirement health care obligations. The bond matching study utilizes a portfolio of high grade (Aa or higher) bonds that matches the expected cash flows of Xcel Energy’s benefit plans in amount and duration. The effective yield on this cash flow matched bond portfolio determines the discount rate for the individual plans. The bond matching study is validated for reasonableness against the Citigroup Pension Liability Discount Curve and the Citigroup Above Median Curve. At December 31, 2012, these reference points supported the selected rate. In addition to these reference points, general actuarial survey data is also reviewed to assess the reasonableness of the discount rate selected.

The Pension Protection Act changed the minimum funding requirements for defined benefit pension plans beginning in 2008. The following are the pension funding contributions, both voluntary and required, made by Xcel Energy for 2011 through 2013. In January 2013, contributions of $191.5 million were made across four of Xcel Energy’s pension plans, of which $21.9 million was attributable to us. In 2012, contributions of $198.1 million were made across four of Xcel Energy’s pension plans, of which $13.1 million was attributable to us. In 2011, contributions of $137.3 million were made across three of Xcel Energy’s pension plans, of which $5.2 million was attributable to us. For future years, we anticipate contributions will be made as necessary. These amounts are estimates and may change based on actual market performance, changes in interest rates and any changes in governmental regulations. Therefore, additional contributions could be required in the future.

If alternative assumptions were used at December 31, 2012, a 1% change would result in the following impact on our 2013 pension expense:

	Pension Costs
	+1%	-1%
	(Millions of Dollars)
Effect on December 31, 2012 Benefit Obligations:
Rate of Return	$(3.7)	$3.7
Discount Rate	(2.7)	3.3

Effective December 31, 2012, the initial medical trend assumption was increased from 6.3 percent to 7.5 percent. The ultimate trend assumption was reduced from 5.0 percent to 4.5 percent. The period until the ultimate rate is reached is seven years. The medical trend assumption is based on the long-term cost inflation expected in the health care market, considering the levels projected and recommended by industry experts, as well as recent actual medical cost increases experienced by Xcel Energy’s retiree medical plan. Xcel Energy contributed $47.1 million and $49.0 million during 2012 and 2011, respectively, to the postretirement health care plans, of which $4.4 million in 2012 and $3.6 million in 2011 were attributed to us. Xcel Energy expects to contribute approximately $21.8 million during 2013 of which amounts attributable to us will be immaterial.

Xcel Energy recovers employee benefits costs in its regulated utility operations consistent with accounting guidance with the exception of recovery in certain FERC jurisdictions.  FERC jurisdictions, including Texas and New Mexico, allow the recovery of other post retirement benefit costs only to the extent that recognized expense is matched by cash contributions to an irrevocable trust. Xcel Energy has consistently funded at a level to allow full recovery of costs in these jurisdictions.

We continually make judgments and estimates related to these critical accounting policy areas, based on an evaluation of the varying assumptions and uncertainties for each area. The information and assumptions underlying many of these judgments and estimates will be affected by events beyond our control, or otherwise change over time. This may require adjustments to recorded results to better reflect the events and updated information that becomes available. The financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2012, along with expenses and contributions as reported on our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, reflect management’s best estimates and judgments of the impact of these factors as of June 30, 2013.

These policies are further discussed in the “Notes to Financial Statements” in our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011
	(Unaudited)
	(Millions of Dollars)
Net cash provided by operating activities	$52.8	$113.0	$271.1	$229.0

Net cash provided by operating activities decreased by $60.2 million for the six months ended June 30, 2013 compared with the six months ended June 30, 2012. The decrease was primarily the result of higher deferred energy costs and pension payments, primarily offset by changes in working capital due to the timing of payments and receipts.

Net cash provided by operating activities increased by $42.1 million for the year ended December 31, 2012 compared with the year ended December 31, 2011. The increase was primarily the result of higher net income and changes in working capital due to the timing of payments and receipts.

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011
	(Unaudited)
	(Millions of Dollars)
Net cash used in investing activities	$(249.5)	$(186.5)	$(377.4)	$(302.7)

Net cash used in investing activities increased by $63.0 million for the six months ended June 30, 2013 compared with the six months ended June 30, 2012. The increase was primarily related to higher capital expenditures due to the expansion of transmission facilities.

Net cash used in investing activities increased by $74.7 million for the year ended December 31, 2012 compared with the year ended December 31, 2011. The increase was primarily related to higher capital expenditures due to construction of Jones Unit 4 and expansion of transmission facilities.

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011
	(Unaudited)
	(Millions of Dollars)
Net cash provided by financing activities	$197.1	$74.1	$106.1	$72.6

Net cash provided by financing activities increased by $123.0 million for the six months ended June 30, 2013 compared with the six months ended June 30, 2012.  The increase was primarily due to capital contributions from Xcel Energy and higher proceeds from short-term and utility money pool borrowings, primarily offset by proceeds from the issuance of debt in 2012.

Net cash provided by financing activities increased by $33.5 million for the year ended December 31, 2012 compared with the year ended December 31, 2011. This increase was primarily due to higher proceeds from short-term borrowings and lower repayments of long-term debt, partially offset by lower proceeds from the issuance of long-term debt and capital contributions from Xcel Energy.

Capital Requirements

Capital Expenditures.  The estimated cost, as of December 31, 2012, of our capital expenditure program is approximately $490 million in 2013, approximately $400 million in 2014, approximately $305 million in 2015, approximately $300 million in 2016, and approximately $345 million in 2017.

Our capital expenditure programs are subject to continuing review and modification. Actual utility construction expenditures may vary from the estimates due to changes in electric and natural gas projected load growth, regulatory decisions, desired legislative initiatives, reserve margins and the availability of purchased power, as well as alternative plans for meeting our long-term energy needs. In addition, our evaluation of compliance with future environmental requirements and renewable portfolio standards to install emission-control equipment, and merger, acquisition and divestiture opportunities to support corporate strategies may impact actual capital requirements.

Contractual Obligations and Other Commitments. We have a variety of contractual obligations and other commitments that will need to be funded in the future, in addition to our capital expenditure programs. The following is a summarized table of contractual obligations as of December 31, 2012.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

	(Thousands of Dollars)
Long-term debt, principal and interest payments (1)	$2,138,615	$67,575	$135,150	$321,150	$1,614,740
Operating leases (2)(3)	962,563	55,167	100,137	94,023	713,236
Unconditional purchase obligations	1,531,398	430,770	604,269	254,264	242,095
Other long-term obligations (4)	29,052	4,953	11,929	7,178	4,992
Payments to vendors in process	11,083	11,083	-	-	-
Total contractual cash obligations (5)(6)(7)(8)	$4,672,711	$569,548	$851,485	$676,615	$2,575,063
______________________
(1)
Includes interest payments over the term of the debt. Interest is calculated using the applicable interest rate at December 31, 2012 and outstanding principal for each investment with the term ending at each instrument’s maturity.

(2)
Under some leases, including our aircraft leases, we must sell or purchase the property that we lease if we choose to terminate before the scheduled lease expiration date. As of December 31, 2012, the amount that we would have to pay if we chose to terminate the leases was approximately $1.2 million. In addition, at the end of the leases’ terms, each lease must be extended, the asset must be purchased for the greater of the fair value or unamortized value or the asset must be sold to a third party with us making up any deficiency between the sales price and the unamortized value.

(3)
Included in operating lease payments are $52.3 million, $94.1 million, $88.8 million, and $699.6 million for less than one year, one to three years, four to five years, and after five years, respectively, pertaining to purchase power agreements that were accounted for as operating leases.

(4)	Other long-term obligations relate primarily to amounts associated with technology agreements as well as uncertain tax positions.

(5)
We have contracts providing for the purchase and delivery of a significant portion of our current coal and natural gas requirements. We have entered into agreements with utilities and other energy suppliers for purchased power to meet system load and energy requirements, replace generation from company-owned units under maintenance and during outages, and meet operating reserve obligations. Certain contractual purchase obligations are adjusted based on indices. The effects of price changes are mitigated through cost of energy adjustment mechanisms.

(6)
We also have the outstanding authority under operating and maintenance contracts to purchase up to approximately $106.4 million of goods and services through the year 2021, in addition to the amounts disclosed in this table and in the forecasted capital expenditures.

(7)	In January 2013, Xcel Energy contributed $191.5 million, to four of its pension plans, of which $21.9 million was allocated to us.

(8)	Xcel Energy expects to contribute approximately $21.8 million to the postretirement health care plans during 2013, of which amounts attributable to us would be immaterial.

Dividend Policy

Historically, we have paid quarterly dividends to Xcel Energy. In the first six months of 2013 and in fiscal years 2012, 2011, and 2010, we paid dividends to Xcel Energy of $33.9 million, $66.6 million, $64.4 million, and $67.1 million, respectively. The payment of dividends is subject to the FERC’s jurisdiction under the Federal Power Act, which prohibits the payment of dividends out of capital accounts; payment of dividends is allowed out of retained earnings only.

Capital Sources

We expect to meet future financing requirements by periodically issuing long-term debt and short-term debt and by receiving equity contributions from Xcel Energy to maintain desired capitalization ratios. To the extent Xcel Energy experiences constraints on available capital sources, it may limit its equity contributions to us.

We have a $300 million revolving credit facility that expires in July 2017. We have the right to request an extension of the revolving termination date for two additional one year periods, subject to majority bank group approval. The credit facility serves as a back-up for our commercial paper and letters of credit. After considering outstanding commercial paper and letters of credit, as of July 31, 2013, we had $216.0 million available under this revolving credit facility. We expect to use a portion of the net proceeds from this offering to repay outstanding short-term borrowings. See “Use of Proceeds” in this prospectus supplement for more information.

Short-Term Funding Sources

Historically, we have used a number of sources to fulfill short-term funding needs, including operating cash flow, notes payable, commercial paper, utility money pool borrowings and bank lines of credit. The amount and timing of short-term funding needs depend in large part on financing needs for utility construction expenditures and working capital as discussed above under the caption “— Capital Requirements.”

Operating cash flow as a source of short-term funding is affected by such operating factors as weather; regulatory requirements, including rate recovery of costs, environmental regulation compliance and industry deregulation; changes in the trends for energy prices; and supply and operational uncertainties, all of which are difficult to predict.

Short-term borrowing as a source of short-term funding is affected by access to the capital markets on reasonable terms. Our access varies based on our financial performance and existing debt levels. If our current debt levels are perceived to be at or higher than standard industry levels or those levels that can be sustained by our current operating performance, our access to reasonable short-term borrowings could be limited. These factors are evaluated by credit rating agencies that review our and Xcel Energy’s operations on an ongoing basis.

Our cost of capital and access to capital markets for both long-term and short-term funding are dependent in part on credit rating agency reviews. As discussed above under the caption “Risk Factors,” our credit ratings could be lowered or withdrawn in the future.

As of June 30, 2013, we had cash and cash equivalents of approximately $0.9 million.

SUPPLEMENTAL DESCRIPTION OF THE FIRST MORTGAGE BONDS

Please read the following information concerning the first mortgage bonds offered by this prospectus supplement in conjunction with the statements under the caption “Description of the First Mortgage Bonds” in the accompanying prospectus, which the following information supplements and, in the event of any inconsistencies, supersedes. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying prospectus and the mortgage indenture, as supplemented by the supplemental indenture dated as of August 3, 2011 relating to the first mortgage bonds offered by this prospectus supplement. The mortgage indenture, as supplemented, is described in the accompanying prospectus and is filed as an exhibit to the registration statement under which the first mortgage bonds are being offered and sold. This is the only series of first mortgage bonds outstanding under the mortgage indenture.

General

We will offer $            million principal amount of 4.50% First Mortgage Bonds, Series No. 1 due 2041 as a series of first mortgage bonds under the mortgage indenture, as supplemented. The entire principal amount of the first mortgage bonds will mature and become due and payable, together with any accrued and unpaid interest thereon, on August 15, 2041.

The first mortgage bonds offered by this prospectus supplement form a part of the series of our 4.50% First Mortgage Bonds, Series No. 1 due 2041 and have the same terms, other than their date of issue, interest accrual date and initial price to the public, as the other first mortgage bonds of this series issued by us on August 10, 2011 and June 12, 2012. The first mortgage bonds offered by this prospectus supplement will have the same CUSIP number as those other first mortgage bonds and will trade interchangeably with those other first mortgage bonds immediately upon settlement. The first mortgage bonds offered hereby and the other first mortgage bonds previously issued by us on August 10, 2011 and June 12, 2012 will constitute a single series under the mortgage indenture for all purposes, including, without limitation, for voting purposes. The aggregate principal amount of the series of the 4.50% First Mortgage Bonds, Series No. 1 due 2041 will be $                  .

Except as described in the accompanying prospectus, the aggregate principal amount of first mortgage bonds that we can issue under the mortgage indenture is unlimited. See “Description of the First Mortgage Bonds – Issuance of Additional Mortgage Securities” in the accompanying prospectus for a discussion of the limitations on the aggregate principal amount of mortgage securities that we may issue that are based upon property additions and retired mortgage securities and the amount of our adjusted net earnings. As of June 30, 2013, the approximate amount of property additions available for use as the basis for the issuance of first mortgage bonds was $4.3 billion. No retired mortgage securities were available for use as the basis for the issuance of the first mortgage bonds.

Interest Payments

Each first mortgage bond will bear interest at the annual rate set forth on the cover page of this prospectus supplement from August 15, 2013, payable semi-annually on February 15 and August 15 of each year, beginning February 15, 2014, to the person in whose name the first mortgage bond is registered at the close of business on February 1 or August 1 immediately preceding such February 15 and August 15. Interest at maturity will be paid to the person to whom principal is paid. So long as the first mortgage bonds are in book-entry only form, we will wire any payments of principal, interest and premium to The Depository Trust Company, or “DTC,” as depository, or its nominee. See “Book-Entry System” in the accompanying prospectus for a discussion of the procedures for payment to the beneficial owners of the first mortgage bonds. The amount of interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months based on the actual number of days elapsed. In the event that any date on which interest is payable on the first mortgage bonds is not a business day, then payment of the interest payable on such date will be made on the next succeeding day that is a business day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date. The term “business day” means any day, other than a Saturday or Sunday, that is not a day on which the offices of the mortgage trustee in The City of New York, New York are generally authorized or required by law or executive order to remain closed.

Reopening of Series

We may, from time to time, without the consent of the holders of the first mortgage bonds offered in this prospectus supplement, reopen the series of the first mortgage bonds and issue additional first mortgage bonds with the same terms, except for the price to the public and issue date, as the first mortgage bonds offered in this prospectus supplement. Any such additional first mortgage bonds, together with the first mortgage bonds previously offered and offered hereby, will constitute a single series under the mortgage indenture.

Optional Redemption

We may redeem the first mortgage bonds at any time prior to February 15, 2041, in whole or in part, at a “make whole” redemption price equal to the greater of (1) 100% of the principal amount of first mortgage bonds being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the first mortgage bonds being redeemed (excluding the portion of any such interest accrued to but excluding the date fixed for redemption), discounted to but excluding the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury yield plus 15 basis points plus, in each case, accrued and unpaid interest to but excluding the date fixed for redemption. At any time on or after February 15, 2041, we may redeem the first mortgage bonds, in whole or in part, at 100% of the principal amount of the first mortgage bonds being redeemed plus accrued and unpaid interest to but excluding the date fixed for redemption.

“Comparable treasury issue” means the U.S. Treasury security selected by an independent investment banker as having a maturity comparable to the remaining term of the first mortgage bonds being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the first mortgage bonds being redeemed.

“Comparable treasury price” means (1) the average of the reference treasury dealer quotations for the date fixed for redemption, after excluding the highest and lowest reference treasury dealer quotations for the date fixed for redemption, or (2) if the mortgage trustee obtains fewer than four reference treasury dealer quotations, the average of all of the reference treasury dealer quotations.

“Independent investment banker” means Citigroup Global Markets Inc., Scotia Capital (USA) Inc. or U.S. Bancorp Investments, Inc., or their respective successors or, if such firms or successors are unwilling or unable to select the comparable treasury issue, an independent investment banking institution of national standing appointed by the mortgage trustee after consultation with us.

“Primary treasury dealer” means any primary U.S. Government securities dealer in the United States.

“Reference treasury dealer” means (1) Citigroup Global Markets Inc. and any other primary treasury dealer designated by, and not affiliated with Citigroup Global Markets Inc. or its respective successors, provided, however, that if Citigroup Global Markets Inc. or any of its respective designees ceases to be a primary treasury dealer, we will appoint another primary treasury dealer as a substitute and (2) any other primary treasury dealer selected by us after consultation with an independent investment banker.

“Reference treasury dealer quotations” means, for any reference treasury dealer and any date fixed for redemption, the average, as determined by the independent investment banker, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the independent investment banker by the reference treasury dealer at 5:00 p.m., New York City time, on the third business day preceding the date fixed for redemption.

“Treasury yield” means, for any date fixed for redemption, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the comparable treasury issue (if no maturity is within three months before or after the remaining term, yields for the two published maturities most closely corresponding to the comparable treasury issue will be determined and the treasury yield will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, calculated using a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such date fixed for redemption. The treasury yield will be calculated on the third business day preceding the date fixed for redemption.

To exercise our option to redeem any of the first mortgage bonds, we will mail a notice of redemption at least 30 days but not more than 60 days prior to the date fixed for redemption to the holders of the first mortgage bonds to be redeemed (which, as long as the first mortgage bonds are held in the book-entry only system, will be DTC, its nominee or a successor depository). If we elect to redeem fewer than all the first mortgage bonds, the security registrar will select in a manner as it deems fair and appropriate the particular first mortgage bonds or portions of them to be redeemed, subject to the rules and procedures of DTC.

Any notice of redemption at our option may state that the redemption will be conditional upon receipt by the paying agent or agents, on or prior to the date fixed for the redemption, of money sufficient to pay the principal, premium, if any, and interest, if any, on the first mortgage bonds and that if the money has not been so received, the notice will be of no force and effect and we will not be required to redeem the first mortgage bonds. On and after the date fixed for redemption (unless we default in the payment of the redemption price and interest accrued thereon to such date), interest on the first mortgage bonds or the portions of them so called for redemption will cease to accrue.

Sinking Fund

The first mortgage bonds do not provide for any sinking fund.

Form and Denomination

The first mortgage bonds will be issued as one or more global securities in the name of the Depository or a nominee of DTC and will be available only in book-entry form. See “Book-Entry System” in the accompanying prospectus. The first mortgage bonds will be issued only in denominations of $1,000 and multiples thereof.

Events of Default

See “Description of the First Mortgage Bonds — Events of Default” in the accompanying prospectus.

Defeasance

The first mortgage bonds may be defeased as provided under “Description of the First Mortgage Bonds – Defeasance” in the accompanying prospectus.

Same-Day Settlement and Payment

The underwriters will pay us and settle for the first mortgage bonds in immediately available funds. We will make all payments of principal and interest in immediately available funds.

The first mortgage bonds will trade in DTC’s same-day funds settlement system until maturity or until the first mortgage bonds are issued in certificated form, and secondary market trading activity in the first mortgage bonds will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the first mortgage bonds.

Concerning the Mortgage Trustee

We and our affiliates conduct banking transactions with the mortgage trustee and its affiliates in the normal course of business and may use the mortgage trustee or its affiliates as trustee for various debt issues.

Governing Law

The mortgage indenture is, and the first mortgage bonds will be, governed by and construed in accordance with the laws of the State of New York except to the extent the Trust Indenture Act is applicable and except to the extent the law of any jurisdiction where property subject to the mortgage indenture is located mandatorily governs the attachment, perfection, priority or enforcement of the lien of the mortgage indenture with respect to that property.

SUPPLEMENTAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion supplements the discussion in the accompanying prospectus under “Certain U.S. Federal Income Tax Considerations.” Certain defined terms used but not defined herein have the meanings set forth in the accompanying prospectus.

Qualified Reopening

We intend to treat the first mortgage bonds offered hereby as being issued in a “qualified reopening” of our Series 4.50% First Mortgage Bonds, Series No. 1 due 2041 that were issued on August 10, 2011. For U.S. federal income tax purposes, debt instruments issued in a qualified reopening are deemed to be part of the same issue as the original debt instruments. Under the treatment described in this paragraph, the first mortgage bonds will have the same issue date, same issue price and the same adjusted issue price as the original first mortgage bonds for U.S. federal income tax purposes.  The original first mortgage bonds were not issued with “original issue discount” for U.S. federal income tax purposes.  The first mortgage bonds offered hereby also will not be issued with original issue discount, making them eligible for treatment under the qualified reopening rules. The remainder of this discussion assumes the correctness of the treatment described in this paragraph.

Payments of Interest

Stated interest on a first mortgage bond, other than any accrued interest to which a portion of the purchase price is allocated (as described below under “—Pre-issuance Accrued Interest”), will be includible in the gross income of a U.S. Holder as ordinary interest income at the time it is paid or at the time it accrues in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Pre-issuance Accrued Interest

The aggregate purchase price of the first mortgage bonds issued pursuant to this offering will include interest accrued at the applicable rate of interest from August 15, 2013 to but excluding the delivery date, which is referred to herein as “pre-issuance accrued interest.” Pre-issuance accrued interest will be included in the accrued interest to be paid on the first mortgage bonds on the first interest payment date after the issuance of the first mortgage bonds offered hereby, which will be February 15, 2014. We intend to take the position that a portion of the February 15, 2014 interest payment equal to the pre-issuance accrued interest will be treated as a return of the pre-issuance accrued interest and not as an amount payable on the first mortgage bonds. If this position is respected, our payment of such pre-issuance accrued interest will not be treated as taxable interest income to U.S. Holders of the first mortgage bonds and the amount of the pre-issuance accrued interest will reduce such U.S. Holder’s adjusted tax basis in the first mortgage bonds. Prospective purchasers of the first mortgage bonds are urged to consult their tax advisors with respect to the tax treatment of pre-issuance accrued interest.

Bond Premium

If a first mortgage bond is purchased at a price in excess of such first mortgage bond’s stated principal amount (excluding any amounts that are treated as pre-issuance accrued interest as described above under “—Pre-issuance Accrued Interest”), a U.S. Holder will have bond premium with respect to that first mortgage bond in an amount equal to such excess. A U.S. Holder generally may elect to amortize bond premium using the constant yield method over the remaining term of the first mortgage bonds and may offset stated interest income otherwise required to be included in respect of the first mortgage bond during any taxable year by the amortized amount of bond premium for the taxable year. The election to amortize bond premium on a constant yield method, once made, will also apply to all other debt obligations with bond premium that a U.S Holder holds at the beginning of or acquires in or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If a U.S. Holder does not elect to amortize the bond premium, the bond premium will decrease the gain or increase the loss such holder would otherwise recognize on the disposition of the first mortgage bond. Prospective purchasers of the first mortgage bonds are urged to consult their tax advisors with respect to the rules relating to amortizable bond premium and the application to their particular circumstances.

Legislation Affecting Taxation of Debt Securities Held by or through Foreign Entities

Legislation was enacted in 2010, contained in Sections 1471 through 1474 of the Code that will impose a 30% withholding tax on “withholdable payments” (as defined below) made to a foreign financial institution, unless such institution enters into an agreement with the Treasury to, among other things, collect and provide to it substantial information regarding such institution’s U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners. The legislation also generally imposes a withholding tax of 30% on withholdable payments to a non-financial foreign entity unless such entity provides the paying agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes. “Withholdable payments” include payments of interest (including original issue discount) from sources within the U.S., as well as the gross proceeds from the sale of any property of a type which can produce interest from sources within the U.S. unless the payments of interest or gross proceeds are effectively connected with the conduct of a U.S. trade or business and taxed as such. As enacted, these withholding and reporting obligations generally apply to payments made after December 31, 2012 with respect to any debt securities other than debt securities outstanding on March 18, 2012. Under final Treasury regulations, effective January 28, 2013, and administrative guidance, these withholding and reporting requirements will be delayed until July 1, 2014, and withholding on gross proceeds will be delayed until January 1, 2017. Further, withholding will not apply to debt securities outstanding on July 1, 2014, unless such debt securities are re-issued, via a significant modification, for federal income tax purposes, after that date. Prospective purchasers of the first mortgage bonds are urged to consult their tax advisors regarding the legislation and proposed regulations as they apply to the first mortgage bonds.

UNDERWRITING (CONFLICTS OF INTEREST)

Subject to the terms and conditions set forth in the underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the respective principal amounts of first mortgage bonds set forth opposite its name below:

Underwriters	Principal Amount of First Mortgage Bonds
Deutsche Bank Securities Inc.	$
Mitsubishi UFJ Securities (USA), Inc.
Total	$

The underwriters have agreed to purchase all of the first mortgage bonds sold under the underwriting agreement if any of the first mortgage bonds are purchased. The underwriting agreement provides that the obligations of the several underwriters to purchase the first mortgage bonds offered by this prospectus supplement are subject to the approval of specified legal matters by their counsel and several other specified conditions. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters have advised us that they propose to offer the first mortgage bonds offered by this prospectus supplement to the public at the initial public offering price set forth on the cover of this prospectus supplement and may offer the first mortgage bonds to certain securities dealers at such price less a concession not in excess of      % of the principal amount of the first mortgage bonds. The underwriters may allow, and such dealers may reallow, a concession not in excess of       % of the principal amount of the first mortgage bonds on sales to certain other brokers and dealers. After the initial offering of the first mortgage bonds, the underwriters may change the offering price and the other selling terms. The offering of the first mortgage bonds by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the underwriting discount and commissions that we will pay to the underwriters in connection with this offering of first mortgage bonds (expressed as a percentage of the principal amount of the first mortgage bonds):

Paid by the Company
Per First Mortgage Bond		%

We estimate that our total expenses of this offering, excluding the underwriting discount, will be approximately $525,000.

The first mortgage bonds offered by this prospectus supplement will trade interchangeably with the $200,000,000 of our 4.50% First Mortgage Bonds, Series No. 1 due 2041 that we issued on August 10, 2011 and the $100,000,000 of our 4.50% First Mortgage Bonds, Series No. 1 due 2041 that we issued on June 12, 2012.

The underwriters have informed us that they may make a market in the first mortgage bonds from time to time. The underwriters are not obligated to do this, and they may discontinue this market making for the first mortgage bonds at any time without notice. Therefore, no assurance can be given concerning the liquidity of the trading market for the first mortgage bonds or that an active market for the first mortgage bonds will develop. We do not intend to apply for listing of the first mortgage bonds on any securities exchange or automated quotation system.

In connection with the offering of the first mortgage bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the first mortgage bonds. Specifically, the underwriters may sell a greater number of first mortgage bonds than they are required to purchase in connection with the offering, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, first mortgage bonds in the open market to cover syndicate short positions or to stabilize the price of the first mortgage bonds. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the first mortgage bonds in the offering of the first mortgage bonds, if the syndicate repurchases previously distributed first mortgage bonds in syndicate covering transactions, stabilizing transactions or otherwise. Any of these activities may stabilize or maintain the market price of the first mortgage bonds above independent market levels. Neither we nor any of the underwriters make any representations or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the first mortgage bonds. The underwriters are not required to engage in any of these transactions and may end any of them at any time.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased first mortgage bonds sold by or for the account of such underwriter in stabilizing or short-covering transactions.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that each underwriter may be required to make in respect thereof.

It is expected that delivery of the first mortgage bonds will be made against payment therefor on or about the date specified on the cover page of this prospectus supplement, which is the fifth business day following the date of this prospectus supplement (such settlement cycle being referred to as “T+5”). Under Rule 15(c)6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the first mortgage bonds on the date of this prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the first mortgage bonds initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the first mortgage bonds who wish to trade the first mortgage bonds on the date of this prospectus supplement or the next succeeding business day should consult their own advisors.

In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in other investment banking or commercial banking transactions with us and our affiliates, including acting as lenders under our loan facilities and those of some of our affiliates. They have received or will receive customary fees and commissions for these transactions.

No action has been or will be taken in any jurisdiction other than in the United States that would permit a public offering of the first mortgage bonds or the possession, circulation or distribution of any material relating to us in any jurisdiction where action for such purpose is required. Accordingly, the first mortgage bonds may not be offered or sold, directly or indirectly, nor may any offering material or advertisement in connection with the first mortgage bonds (including this document and any amendment or supplement hereto) be distributed or published, in or from any country or jurisdiction, except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

Certain of the underwriters or their affiliates may hold a portion of the commercial paper that we intend to repay using the net proceeds of this offering. In such event, it is possible that one or more of the underwriters or their affiliates could receive 5% or more of the net proceeds of the offering, and in that case such underwriter would be deemed to have a conflict of interest under FINRA Rule 5121 (Public Offerings of Securities with Conflicts of Interest).

LEGAL OPINIONS

Legal opinions relating to the first mortgage bonds offered by this prospectus supplement will be rendered by Brownstein Hyatt Farber Schreck, LLP, Albuquerque, New Mexico, Graves, Dougherty, Hearon & Moody, P.C., Austin, Texas, and Faegre Baker Daniels LLP, Minneapolis, Minnesota, counsel for our company. Certain legal matters relating to the first mortgage bonds will be passed upon by Hunton & Williams LLP, New York, New York, for the underwriters.

PROSPECTUS

$400,000,000

SOUTHWESTERN PUBLIC SERVICE COMPANY
(a New Mexico corporation)

Tyler at Sixth Street
Amarillo, Texas 79101
(303) 571-7511

FIRST MORTGAGE BONDS
SENIOR UNSECURED DEBT SECURITIES

We may offer for sale, from time to time, up to $400,000,000 aggregate principal amount, together or separately, any combination of our first mortgage bonds and senior unsecured debt securities. We refer to the first mortgage bonds and the senior unsecured debt securities as the “securities” in this prospectus.

This prospectus describes some of the general terms that may apply to the securities and the general manner in which they may be offered. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in a supplement to this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

You should carefully consider the risk factors set forth in the applicable prospectus supplement and certain of our filings with the Securities and Exchange Commission before making any decision to invest in any of the securities described in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 21, 2013.

ABOUT THIS PROSPECTUS

This document is called a “prospectus” and it provides you with a general description of the securities we may offer. Each time we sell securities under this prospectus, we will provide a prospectus supplement containing specific information about the terms of the securities being offered. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus and in the prospectus supplement, you should rely on the information in the prospectus supplement. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the caption “Where You Can Find More Information.” We may also prepare free writing prospectuses that describe particular securities. Any free writing prospectus should also be read in connection with this prospectus and with the prospectus supplement referred to therein. For purposes of this prospectus, any reference to an applicable prospectus supplement may also refer to a free writing prospectus, unless the context otherwise requires.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the “SEC,” using a shelf registration process. Under this shelf process, we may offer and sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $400,000,000. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we filed with the SEC. You should read the registration statement and the related exhibits and schedules for more information about us and our securities. The registration statement and the related exhibits and schedules can be read at the SEC’s website or at the SEC’s offices. The SEC’s website and street addresses are provided under the caption “Where You Can Find More Information.”

The distribution of this prospectus and the applicable prospectus supplement and the offering of the securities in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus and the applicable prospectus supplement come should inform themselves about and observe any such restrictions. This prospectus and the applicable prospectus supplement do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offering or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

You should rely only on the information provided in this prospectus and in the applicable prospectus supplement, including any information incorporated by reference. No one is authorized to provide you with information different from that which is contained, or deemed to be contained, in this prospectus and applicable prospectus supplement. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

Unless otherwise specified or unless the context requires otherwise, all references in this prospectus to “Southwestern Public Service Company,” “SPS,” “our company,” “we,” “us,” or similar terms refers to Southwestern Public Service Company.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. Our SEC filings are available to the public on the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You can also obtain copies of the documents at prescribed rates by writing to the Office of Investor Education and Advocacy of the SEC at 100 F Street, N.E., Washington, D.C. 20549.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” (other than information deemed to have been “furnished” rather than “filed” in accordance with SEC rules) from the date of this prospectus until we sell all of the securities offered by this prospectus:

●
our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on February 25, 2013, including information specifically incorporated by reference into our Form 10-K from Xcel Energy Inc.’s definitive Proxy Statement for its 2013 Annual Meeting of Shareholders, and

●	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, filed with SEC on May 6, 2013.

We will provide, without charge, to each person, including any beneficial owner of our securities to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents referred to above that have been incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You may request these documents from:

Attn: Corporate Secretary
Southwestern Public Service Company
c/o Xcel Energy Inc.
414 Nicollet Mall
Minneapolis, Minnesota 55401
(612) 330-5500

OUR COMPANY

We were incorporated in 1921 under the laws of the State of New Mexico. We are an operating utility engaged primarily in the generation, purchase, transmission, distribution and sale of electricity in portions of Texas and New Mexico. The wholesale customers served by us comprised approximately 33% of our total sales in 2012. At December 31, 2012, we provided electric utility service to approximately 381,000 retail customers in Texas and New Mexico. Approximately 74% of our retail electric operating revenues were derived from operations in Texas during 2012.

Our principal executive offices are located at Tyler at Sixth Street, Amarillo, Texas 79101 and our telephone number is (303) 571-7511.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes, including meeting our working capital requirements, funding capital expenditures, repaying short-term debt and refunding long-term debt at maturity or otherwise. Until the net proceeds from the sale of the offered securities have been used, we may invest them temporarily in interest-bearing obligations.

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2012	2011	2010	2009	2008
Ratio of earnings to fixed charges	2.6	2.4	2.3	1.9	1.7

For purposes of computing the ratio of earnings to fixed charges, (1) earnings consist of income before income taxes plus fixed charges, and (2) fixed charges consist of interest on long-term debt, other interest charges, the interest component on leases and amortization of debt discount, premium and expense.

DESCRIPTION OF THE FIRST MORTGAGE BONDS

The description below contains summaries of selected provisions of the mortgage indenture, including supplemental indentures, under which the first mortgage bonds, which we sometimes refer to as “first mortgage bonds,” “mortgage securities,” or “mortgage bonds,” will be issued. These summaries are not complete. The mortgage indenture and the form of supplemental indenture, including the form of first mortgage bond, applicable to the first mortgage bonds have been filed as exhibits to the registration statement of which this prospectus is a part. You should read them for provisions that may be important to you. In the summaries below, we have included references to section numbers of the mortgage indenture so that you can easily locate these provisions. Certain terms used but not defined in the following summary have the meaning specified in the mortgage indenture.

This section describes the general terms and provisions of our first mortgage bonds. The prospectus supplement will describe the specific terms of the first mortgage bonds offered through that prospectus supplement and any general terms outlined in this section that will not apply to those first mortgage bonds.

General

We may issue the first mortgage bonds from time to time in one or more series under the Indenture dated as of August 1, 2011, as supplemented from time to time by supplemental indentures relating to the first mortgage bonds being offered by this prospectus, which we collectively refer to as the “mortgage indenture,” between us and U.S. Bank National Association, as trustee, which we refer to as the “mortgage trustee.” The mortgage indenture will govern the first mortgage bonds offered by this prospectus.

The amount of mortgage securities that we may issue under the mortgage indenture is unlimited. The mortgage securities may be issued in series up to the aggregate principal amount that may be authorized by us from time to time. Although the mortgage indenture does not limit the amount of mortgage securities that we may issue under it, we may only issue mortgage securities under the mortgage indenture on the basis of property additions, retired mortgage securities or cash (as discussed below). See “— Issuance of Additional Mortgage Securities” for more information about the limitations on the issuance of mortgage securities.

The holders of outstanding first mortgage bonds do not, and, unless the prospectus supplement that describes a particular series of first mortgage bonds provides otherwise with respect to that series, the holders of any first mortgage bonds offered by this prospectus will not, have the right to require us to repurchase the first mortgage bonds if we become involved in a highly leveraged or change of control transaction. The mortgage indenture does not have any provision that is designed specifically in response to highly leveraged or change of control transactions. However, holders of first mortgage bonds would have the security afforded as described below under the caption “— Security.”

When we offer to sell a particular series of first mortgage bonds, we will describe the specific terms of that series in a prospectus supplement relating to that series, including the following terms:

●	the title of that series;

●	any limit on the aggregate principal amount of that series;

●	the currency or composite currency and denomination of that series;

●
the price or prices (or method for determining price or prices) at which that series will be issued and, if an index formula or other method is used, the method for determining amounts of principal and interest;

●	the date of maturity of that series and the right, if any, to extend the maturity of that series, and the duration of any such extension;

●
the dates (or method of determining such dates) when principal and interest are payable, and the record dates for the payment of interest and the right, if any, to extend the interest payment periods and the duration of any such extension;

●	the rate or rates (which may be fixed or variable) at which that series will bear interest or the method of calculating the rate or rates;

●	the date or dates from which the interest will accrue;

●	the manner of paying principal or interest;

●	the place or places where principal and interest will be payable;

●	any redemption terms, including mandatory redemption through a sinking fund or otherwise, redemption at our option and redemption at the option of the holder;

●	whether the first mortgage bonds of that series are to be issuable as registered first mortgage bonds, bearer first mortgage bonds, or both;

●
whether the first mortgage bonds of that series are to be represented in whole or in part by a first mortgage bond in global form and, if so, the identity of the depository for any global first mortgage bond;

●
if the first mortgage bonds of that series provide that payments of principal or interest may be made in a currency other than that in which first mortgage bonds are denominated, the manner for determining those payments;

●	the denominations in which we will issue that series, if other than $1,000 and multiples of $1,000 in excess thereof;

●
the portion of principal payable upon acceleration of a first mortgage bond of that series where the amount of principal due upon acceleration is less than the stated principal amount, or a “discounted security”;

●	whether and upon what terms first mortgage bonds of that series may be defeased;

●	any events of default or restrictive covenants in addition to or in lieu of those set forth in the mortgage indenture; and

●
any other terms or provisions of that series of first mortgage bonds not inconsistent with the provisions of the mortgage indenture, including any terms that may be required or advisable under U.S. laws or regulations, or advisable in connection with the marketing of the first mortgage bonds.

Unless the applicable prospectus supplement provides otherwise, we may from time to time, without the consent of the holders of a series of first mortgage bonds, reopen that series and issue additional first mortgage bonds with the same terms (except for the price to public and the issue date) as such series of first mortgage bonds.

We expect the first mortgage bonds of any series to be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, The Depository Trust Company, or “DTC,” as depository, or “Depository.” See the information under “Book-Entry System” in this prospectus. We will describe any additional or different terms of the depository arrangements in the applicable prospectus supplement relating to a particular series of first mortgage bonds issued in the form of global securities.

First mortgage bonds of any series may be issued as registered first mortgage bonds or bearer first mortgage bonds, as specified in the terms of the series. Unless otherwise indicated in the prospectus supplement relating to a particular series of first mortgage bonds, registered first mortgage bonds will be issued in denominations of $1,000 and integral multiples of $1,000. One or more global first mortgage bonds will be issued in a denomination or aggregate denominations equal to the aggregate principal amount of outstanding first mortgage bonds of the series to be represented by such global first mortgage bonds.

Registration of transfer of registered first mortgage bonds may be requested upon surrender of the first mortgage bonds at any of our agencies maintained for the purpose and upon fulfillment of all other requirements of the security registrar.

First mortgage bonds may be issued under the mortgage indenture as discounted first mortgage bonds to be offered and sold at a substantial discount from the principal amount of those first mortgage bonds. Special U.S. federal income tax and other applicable considerations will be described in the prospectus supplement relating to the discounted first mortgage bonds.

If we ever issue bearer first mortgage bonds, the applicable prospectus supplement will describe all of the specific terms and provisions of first mortgage bonds in bearer form, and the extent to which those special terms and provisions are different from the terms and provisions which are described in this prospectus, which generally apply to first mortgage bonds in registered form, and will summarize provisions of the mortgage indenture that relate specifically to bearer first mortgage bonds.

Except as otherwise provided herein, when we use the term “holder” in this prospectus with respect to a registered first mortgage bond, we mean the person in whose name such first mortgage bond is registered.

Payment of First Mortgage Bonds; Transfers; Exchanges

Unless the prospectus supplement that describes a particular series of first mortgage bonds provides otherwise with respect to that series, we will pay interest, if any, on each first mortgage bond payable on each interest payment date to the person in whose name the first mortgage bond is registered as of the close of business on the regular record date relating to that interest payment date. We will pay interest payable at maturity (whether at stated maturity, upon redemption or otherwise) to the person to whom principal is paid at maturity. If we fail to pay interest on any first mortgage bond when due, we will pay the defaulted interest to the holder of the first mortgage bond as of the close of business on a date selected by the mortgage trustee which is not more than 30 days and not less than 10 days prior to the date we propose for payment or in any other lawful manner not inconsistent with the requirements of any securities exchange on which the first mortgage bond may be listed, if the mortgage trustee deems the manner of payment practicable. (See Section 307 of the mortgage indenture)

Unless the prospectus supplement that describes a particular series of first mortgage bonds provides otherwise with respect to that series, we will pay the principal of and premium, if any, and interest at maturity upon presentation of the first mortgage bonds at the corporate trust office of the mortgage trustee in New York, New York, as our paying agent. We may change the place of payment on the first mortgage bonds. We may appoint one or more additional paying agents (including us) and may remove any paying agent, all at our discretion. (See Section 602 of the mortgage indenture and Article One of the supplemental indenture(s) relating to the first mortgage bonds)

Unless the prospectus supplement that describes a particular series of first mortgage bonds provides otherwise with respect to that series, you may register the transfer of first mortgage bonds, and exchange your first mortgage bonds for other first mortgage bonds of the same series and tranche, of authorized denominations and of like tenor and aggregate principal amount, at the corporate trust office of the mortgage trustee in New York, New York, as security registrar. We may change the place for registration of transfer and exchange of first mortgage bonds, and we may designate one or more additional places for the registration of transfer and exchange of first mortgage bonds, all at our discretion. (See Sections 305 and 602 of the mortgage indenture)

Unless the prospectus supplement that describes a particular series of first mortgage bonds provides otherwise with respect to that series, no service charge will be made for any transfer or exchange of the first mortgage bonds, but we may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection with any registration of transfer or exchange of the first mortgage bonds. We are not required to execute or to provide for the registration of transfer or exchange of (1) any first mortgage bonds during a period of 15 days prior to giving any notice of redemption or (2) any first mortgage bonds selected for redemption in whole or in part, except the unredeemed portion of any first mortgage bonds being redeemed in part. (See Section 305 of the mortgage indenture)

Redemption

The prospectus supplement that describes a particular series of first mortgage bonds will set forth any terms for the optional or mandatory redemption of that particular series. Unless the prospectus supplement that describes a particular series of first mortgage bonds provides that such series of first mortgage bonds are redeemable at the option of a holder, the first mortgage bonds will be redeemable only at our option. To exercise our option to redeem any first mortgage bonds that are redeemable at our option, we will mail you a notice of redemption at least 30 days but not more than 60 days prior to the date fixed for redemption. If we elect to redeem fewer than all the first mortgage bonds of a series or any tranche of first mortgage bonds, the security registrar will select the particular first mortgage bonds to be redeemed by the method provided for any particular series, or if there is no such provision, by a method of random selection that the security registrar deems fair and appropriate. (See Sections 503 and 504 of the mortgage indenture)

Any notice of redemption at our option may state that the redemption will be conditional upon receipt by the paying agent or agents, on or prior to the date fixed for the redemption, of money sufficient to pay the principal, premium, if any, and interest, if any, on the first mortgage bonds and that if the money has not been so received, the notice will be of no force and effect and we will not be required to redeem the first mortgage bonds. (See Section 504 of the mortgage indenture)

While the original mortgage indenture contains provisions for the maintenance of the mortgaged property, it does not contain any provisions for a maintenance or sinking fund and, except as the prospectus supplement may provide, there will be no provisions for any maintenance or sinking funds for the first mortgage bonds.

Security

General.  All mortgage securities now or hereafter issued under the mortgage indenture will be secured, equally and ratably, by the lien of the mortgage indenture on substantially all of our properties (other than those excepted from the lien of the mortgage indenture as described below) used or intended to be used in or in connection with the business of generating, purchasing, transmitting, distributing and/or selling electric energy and located in the State of Texas or the State of New Mexico, which lien constitutes, subject to specified exceptions, a first mortgage lien on such properties.

Lien of the Mortgage Indenture.  The mortgage indenture constitutes a first mortgage lien on the property described in the mortgage indenture as subject to the lien of the mortgage indenture, except any property that has been disposed of or released from the lien of the mortgage indenture in accordance with the terms of the mortgage indenture, subject to no liens prior to the lien of the mortgage indenture other than the permitted liens.

Subject to recordation of appropriate supplements in the proper offices, the mortgage indenture effectively subjects to the lien of the mortgage indenture property used or intended to be used in the electric utility business (other than excepted property) that we acquire after the date of the execution and delivery of the mortgage indenture to the extent, and subject to the qualifications, described below.

The properties subject to the lien of the mortgage indenture, whether currently owned or subsequently acquired, are our properties used or intended to be used in or in connection with the electric utility business (whether or not this is the sole use of the properties). Properties relating exclusively to our gas and steam businesses are not subject to the lien of the mortgage indenture.

The lien of the mortgage indenture is subject to permitted liens, which include:

●	liens for taxes, assessments and other governmental charges

●	which are not delinquent or are being contested in good faith; or

●	which are delinquent and are not being contested in good faith if adequate security for the payment of such taxes, assessments or other governmental charges is given to the mortgage trustee;

●
specified workmen’s, materialmen’s and other similar liens, liens of employees for salaries or wages, and other liens arising in the ordinary course of business for charges which are not delinquent or are being contested in good faith;

●	specified judgment liens and attachments;

●
specified easements, encumbrances, leases, reservations or other rights of others (including governmental entities) in, on, over and/or across, and laws, regulations and restrictions affecting, and defects, irregularities, deficiencies, exceptions and limitations in title to, our property;

●	specified leasehold interests;

●	specified landlords’ and other similar liens;

●	liens to secure, or to serve in lieu of, surety, stay or appeal bonds;

●	specified rights and interests of others that relate to common ownership or joint use of property and liens on the interests of others in the property;

●	specified non-exclusive rights and interests that we retain with respect to property used or to be used in or in connection with both the electric utility business and any other businesses;

●	liens existing on the date the mortgage indenture is executed, and renewals, extensions or replacements thereof;

●	liens on after acquired property existing or placed on such property when acquired by us (including purchase money liens, and renewals, extensions or replacements thereof);

●	liens in connection with the issuance of pollution control revenue bonds; and

●	specified other liens and encumbrances.

(See Granting Clauses and Section 101 of the mortgage indenture)

There are excepted from the lien of the mortgage indenture, among other things:

●	cash, investment property and securities not paid or delivered to, deposited with or held by the mortgage trustee under the mortgage indenture;

●
all accounts, chattel paper, general intangibles, documents, letter-of-credit rights, letters of credit, contracts, leases and other agreements of any kind, contract rights, bills, notes and other instruments, revenues, earnings, accounts receivable, claims, governmental and other licenses, permits, allowances and franchises, intellectual property rights and other intangible property;

●	automobiles, other vehicles, movable equipment, railcars, vessels and aircraft;

●	goods, stock in trade, wares, merchandise and inventory held for sale or lease in the ordinary course of business;

●	materials, supplies and other personal property consumable in the operation of the mortgaged property;

●	fuel, including nuclear fuel, whether or not consumable in the operation of the mortgaged property;

●	furniture and furnishings;

●	computers, machinery and telecommunication and other equipment used exclusively for corporate administrative or clerical purposes;

●	personal property if a security interest in such personal property cannot be perfected under the Uniform Commercial Code;

●
coal, lignite, ore, gas, oil and other minerals and mineral materials and timber, and rights and interests in any such minerals, mineral materials or timber, whether or not the minerals, mineral materials or timber have been mined or extracted or otherwise separated from the land;

●	electric energy and capacity, gas (natural or artificial), steam, water and other products that we generated, produced, manufactured, purchased or otherwise acquired;

●	all property which is the subject of a lease agreement designating us as a lessee;

●	all proceeds of the foregoing;

●	all property not used by us in the electric utility business; and

●	any of our property that is located outside of the States of Texas or New Mexico.

(See “Excepted Property” in Granting Clauses of the mortgage indenture)

Without the consent of the holders, we and the mortgage trustee may enter into supplemental indentures in order to subject to the lien of the mortgage indenture additional property, whether or not used or to be used in or in connection with the electric utility business (including property which would otherwise be excepted from the lien). (See Section 1301 of the mortgage indenture) Such additional property could include property that would otherwise be excepted from the lien of the mortgage indenture, such as equity interests owned by us in an entity engaged in the electric utility business or in activities that are related, ancillary or complimentary to the electric utility business. Any such additional property would then constitute property additions (so long as it would otherwise qualify as “property additions” as described below) and be available as a basis for the issuance of mortgage securities. See “— Issuance of Additional Mortgage Securities.”

As discussed above, the mortgage indenture subjects after-acquired property used or intended to be used in the electric utility business (other than excepted property) in the States of Texas or New Mexico to its lien. These provisions are limited in the case of consolidation or merger (whether or not we are the surviving corporation) or transfer of the mortgaged property as, or substantially as, an entirety. In the event of consolidation or merger or the transfer of the mortgaged property as or substantially as an entirety, the mortgage indenture will not be required to be a lien upon any of the properties then owned or subsequently acquired by the successor corporation except properties acquired from us in or as a result of the consolidation, merger or transfer and improvements, extensions and additions to such properties and renewals, replacements and substitutions of or for any part or parts of such properties. (See Article Twelve of the mortgage indenture and “— Consolidation, Merger, etc.” below) In addition, after-acquired property may be subject to liens existing or placed on the after-acquired property at the time of acquisition of the property, including, but not limited to, purchase money liens.

The mortgage trustee has a lien, prior to the lien on behalf of the holders of mortgage securities, upon the mortgaged property for the payment of its reasonable compensation and expenses and for indemnity against specified liabilities. (See Section 1007 of the mortgage indenture)

Issuance of Additional Mortgage Securities

General.  Except as described below, the aggregate principal amount of mortgage securities that we can issue under the mortgage indenture is unlimited. (See Section 301 of the mortgage indenture) We can issue mortgage securities of any series from time to time on the basis, and in an aggregate principal amount not exceeding the sum, of:

●
70% of the cost or fair value to us (whichever is less) of property additions that do not constitute funded property after specified deductions and additions, primarily including adjustments to offset property retirements. Property additions generally include any property that we own and is subject to the lien of the mortgage indenture except goodwill, going concern value rights or intangible property (other than property additions consisting of any equity interests that we subject to the lien of the mortgage indenture by a supplemental indenture), or any property the cost of acquisition or construction of which is properly chargeable to one of our operating expense accounts. (See Section 104 of the mortgage indenture) Funded property is generally property additions that have been:

●	made the basis of the authentication and delivery of mortgage securities, the release of mortgaged property or cash withdrawals; or

●
used as the basis of a credit against, or otherwise in satisfaction of, any sinking, improvement, maintenance, replacement or similar fund, provided that mortgage securities of the series or tranche to which the fund relates remain outstanding;

●
the aggregate principal amount of retired mortgage securities (which consist of mortgage securities no longer outstanding under the mortgage indenture that have not been used for specified other purposes under the mortgage indenture and that have not been paid, redeemed or otherwise retired by the application of funded cash); and

●	an amount of cash deposited with the mortgage trustee.

(See Article Four of the mortgage indenture)

Net Earnings Test.  In general, we cannot issue any mortgage securities unless at that time our adjusted net earnings for 12 consecutive months within the preceding 18 months is at least twice the annual interest requirements on the sum of:

●	all mortgage securities at the time outstanding;

●	new mortgage securities then being applied for; and

●	all other indebtedness (with certain exceptions) secured by a lien prior to the lien of the mortgage indenture.

For purposes of calculating our interest requirements, any variable rate debt will be computed based on the rates in effect at the time we make the interest requirements calculation.

Adjusted net earnings are calculated before, among other things, provisions for income taxes; depreciation or amortization of property; interest and amortization of debt discount and expense; any non-recurring charge to income or retained earnings; and any refund of revenues that we previously collected or accrued subject to possible refund. In addition, profits or losses from the sale or other disposition of property (other than property held for the purpose of sale or lease in the ordinary course of business), or non-recurring items of revenue, income or expense, are not included for purposes of calculating adjusted net earnings. (See Sections 103 and 401 of the mortgage indenture)

We do not have to satisfy the net earnings requirement if the additional mortgage securities to be issued will not have a stated interest rate prior to maturity. In addition, we are not required to satisfy the net earnings requirement prior to the issuance of mortgage securities issued on the basis of retired mortgage securities as described above.

For mortgage securities of a series subject to a periodic offering (such as a medium-term note program), the mortgage trustee will be entitled to receive a certificate evidencing compliance with the net earnings requirements only once, at or prior to the time of the first authentication and delivery of the mortgage securities of the series. (See Article Four of the mortgage indenture)

Release of Property

Unless an event of default under the mortgage indenture has occurred and is continuing, we may obtain the release from the lien of the mortgage indenture of any funded property, except for cash held by the mortgage trustee, by delivering to the mortgage trustee cash equal to the cost of the property to be released (or, if less, the fair value to us of the property at the time it became funded property) less the aggregate of:

●	the aggregate principal amount of obligations delivered to the mortgage trustee that are secured by purchase money liens upon the property to be released;

●
the cost or fair value to us (whichever is less) of certified property additions not constituting funded property after specified deductions and additions, primarily including adjustments to offset property retirements (except that the adjustments need not be made if the property additions were acquired or made within the 90-day period preceding the release);

●
an amount equal to 10/7ths of the principal amount of mortgage securities we would be entitled to issue on the basis of retired securities (with our right to issue a corresponding principal amount of mortgage securities being waived);

●	an amount equal to 10/7ths of the principal amount of outstanding mortgage securities delivered to the mortgage trustee (with the mortgage securities to be cancelled by the mortgage trustee);

●
an amount of cash and/or the aggregate principal amount of obligations secured by purchase money liens upon the property to be released, which in either case is evidenced to the mortgage trustee by a certificate of the trustee or other holder of a lien prior to the lien of the mortgage indenture to have been received by the trustee or other holder in consideration for the release of the property or any part of the property from the lien, subject in either case to specified limitations on the aggregate credit which may be used; and

●	any taxes and expenses incidental to any sale, exchange, dedication or other disposition of the property to be released.

Property that is not funded property may generally be released from the lien of the mortgage indenture without depositing any cash or property with the mortgage trustee as long as:

●
the aggregate amount of cost or fair value to us (whichever is less) of all property additions that do not constitute funded property (excluding the property to be released) after specified deductions and additions, primarily including adjustments to offset property retirements, is not less than zero; or

●
the cost or fair value (whichever is less) of property to be released does not exceed the aggregate amount of the cost or fair value to us (whichever is less) of property additions acquired or made within the 90-day period preceding the release.

The mortgage indenture provides simplified procedures for the release of minor properties and property taken by eminent domain. Also, under the mortgage indenture, we can dispose of obsolete property and grant or surrender specified rights without any release or consent by the mortgage trustee.

If we continue to own any property released from the lien of the mortgage indenture, the mortgage indenture will not become a lien on any improvement, extension, renewal, replacement or substitution of or for any part or parts of such property. (See Article Seven of the mortgage indenture)

Withdrawal of Cash

Unless an event of default under the mortgage indenture has occurred and is continuing and subject to specified limitations, cash held by the mortgage trustee may:

●	be withdrawn by us:

●
to the extent of the cost or fair value to us (whichever is less) of property additions not constituting funded property, after specified deductions and additions, primarily including adjustments to offset retirements (except that the adjustments need not be made if the property additions were acquired or made within the 90-day period preceding the release);

●
in an amount equal to 10/7ths of the aggregate principal amount of mortgage securities that we would be entitled to issue on the basis of retired securities (with the entitlement to the issuance being waived); or

●	in an amount equal to 10/7ths of the aggregate principal amount of any outstanding mortgage securities delivered to the mortgage trustee; or

●	upon our request, be applied to:

●	the purchase of mortgage securities (at prices not exceeding 10/7ths of the principal amount of the purchased mortgage securities); or

●
the payment at stated maturity of any mortgage securities (or provision for the satisfaction and discharge of any mortgage securities) or the redemption (or similar provision for redemption) of any mortgage securities that are redeemable (with any mortgage securities received by the mortgage trustee pursuant to these provisions being canceled by the mortgage trustee); (see Section 706 of the mortgage indenture)

provided, however, that we may withdraw cash deposited with the mortgage trustee as the basis for the authentication and delivery of mortgage securities, only in an amount equal to the aggregate principal amount of mortgage securities we would be entitled to issue on any basis (with the entitlement to the issuance being waived by operation of the withdrawal), or we may, at our request, apply this cash to the purchase, redemption or payment of mortgage securities at prices not exceeding, in the aggregate, the principal amount of the mortgage securities. (See Section 404 of the mortgage indenture)

Subordination to Certain Purchase Money Liens

The mortgage trustee will at our request subordinate the lien of the mortgage indenture to any lien on after acquired property, existing or placed on such property when acquired by us, including any purchase money lien, so long as such lien does not encumber funded property and certain other conditions are satisfied.  (See Section 710(a) of the mortgage indenture)

In addition, if any property is subject to such a lien and the instruments or agreements evidencing or governing such lien or the obligations secured thereby prohibit the grant of other liens in such property without the consent of the holder of such obligations, then such property shall be excepted property, not subject to the lien of the mortgage indenture until such consent has been obtained or such instrument or agreement has terminated. (See Section 710(b) of the mortgage indenture)

Consolidation, Merger, Etc.

We may not consolidate with or merge into any other corporation or convey, otherwise transfer or lease the mortgaged property as or substantially as an entirety to any person unless:

●
the transaction is on terms that will fully preserve in all material respects the lien and security of the mortgage indenture and the rights and powers of the mortgage trustee and the holders of the mortgage securities;

●
the corporation formed by any consolidation or into which we are merged or the person that acquires by conveyance or other transfer, or that leases, the mortgaged property as, or substantially as, an entirety is a corporation organized and existing under the laws of the United States of America or any state or territory of the United States of America or the District of Columbia, and that corporation assumes our obligations under the mortgage indenture; and

●	in the case of a lease, the lease is made expressly subject to termination by us or by the mortgage trustee at any time during the continuance of an event of default.

(See Section 1201 of the mortgage indenture)

Modification of Mortgage Indenture

Without the consent of any holders of mortgage securities, we and the mortgage trustee may enter into one or more supplemental indentures for any of the following purposes:

●	to evidence our successor and our successor’s assumption of our covenants in the mortgage indenture and in the mortgage securities;

●
to add one or more of our covenants or other provisions for the benefit of all holders of mortgage securities or for the benefit of the holders of the mortgage securities of one or more specified series, or to surrender any right or power conferred upon us by the mortgage indenture;

●
to correct or amplify the description of any property at any time subject to the lien of the mortgage indenture; to better assure, convey and confirm to the mortgage trustee any property subject or required to be subjected to the lien of the mortgage indenture; or to subject to the lien of the mortgage indenture additional property (including property of others), to specify any additional permitted liens with respect to the additional property and to modify the provisions in the mortgage indenture for dispositions of specified types of property without release in order to specify any additional items with respect to the additional property;

●
to change or eliminate any provision of the mortgage indenture or to add any new provision to the mortgage indenture, provided that if the change, elimination or addition adversely affects the interests of the holders of the mortgage securities of any series or tranche in any material respect, the change, elimination or addition will become effective with respect to the series or tranche only when no mortgage security of that series or tranche remains outstanding under the mortgage indenture;

●	to establish the form or terms of the mortgage securities of any series or tranche as permitted by the mortgage indenture;

●
to provide for the authentication and delivery of bearer securities and coupons representing interest, if any, on the bearer securities and for the procedures for the registration, exchange and replacement of bearer securities and for the giving of notice to, and the solicitation of the vote or consent of, the holders, and for any and all other incidental matters;

●	to evidence and provide for the acceptance of appointment by a successor trustee or by a co-trustee or separate trustee;

●	to establish procedures necessary to permit us to use a non-certificated system of registration for all, or any series or tranche of, the mortgage securities;

●	to change any place or places for payment, registration of transfer or exchange or where notices may be given;

●
to amend and restate the mortgage indenture, as originally executed and delivered and as subsequently amended, in its entirety, but with such additions, deletions and other changes as shall not adversely affect the interests of the holders of the mortgage securities in any material respect;

●
to cure any ambiguity, to correct or supplement any provision in the mortgage indenture that may be defective or inconsistent with any other provision in the mortgage indenture or to make any other additions to, deletions from and other changes to the provisions of the mortgage indenture, so long as the additions, deletions and/or changes do not adversely affect the interests of the holders of mortgage securities of any series or tranche in any material respect;

●
to modify, eliminate or add to the provisions of the mortgage indenture to the extent as shall be necessary to effect qualification of the mortgage indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”);

●
to supplement any provisions of the mortgage indenture to permit or facilitate the discharge of any series of the mortgage securities, so long such action does not adversely affect the interests of the holders of the mortgage securities of such series or any other series in any material respect; or

●	to comply with the rules or regulations of any securities exchange or quotation system on which the mortgage securities may be listed.

(See Section 1301 of the mortgage indenture)

In addition, if the Trust Indenture Act is amended after the date of the original mortgage indenture in such a way as to require changes to the mortgage indenture or the incorporation into the mortgage indenture of additional provisions or so as to permit changes which are not adverse to us to, or the elimination of, provisions imposing restrictions on us or imposing obligations on us that, at the date of the original mortgage indenture or at any subsequent time, were required by the Trust Indenture Act to be contained in the mortgage indenture, the mortgage indenture will be deemed to have been amended so as to conform to the amendment or to effect the changes or elimination, and we and the mortgage trustee may, without the consent of any holders, enter into one or more supplemental indentures to evidence or effect the amendment. (See Section 1301 of the mortgage indenture)

Except as provided above, the consent of the holders of not less than a majority in aggregate principal amount of the mortgage securities of all series then outstanding, considered as one class, is required for the purpose of adding any provisions to, or changing in any manner, or eliminating any of the provisions of, the mortgage indenture pursuant to one or more supplemental indentures. However, if less than all of the series of the mortgage securities outstanding are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of the outstanding mortgage securities of all of these series that are directly affected, considered as one class, will be required. If the mortgage securities of any series have been issued in more than one tranche and if the proposed supplemental indenture directly affects the rights of the holders of one or more, but less than all, of the tranches, then the consent only of the holders of a majority in aggregate principal amount of the outstanding mortgage securities of all of these tranches that are directly affected, considered as one class, will be required. Notwithstanding the above, no such amendment or modification may:

●
change the stated maturity of the principal of, or any installment of principal of or interest on, any mortgage security, or reduce the principal amount of any mortgage security or the rate of interest on any mortgage security (or the amount of any installment of interest on any mortgage security), or change the method of calculating the rate, or reduce any premium payable upon the redemption of any mortgage security, or reduce the amount of the principal of any discount security that would be due and payable upon a declaration of acceleration of maturity, or change the coin or currency (or other property) in which any mortgage security or any premium or the interest on any mortgage security is payable, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any mortgage security (or, in the case of redemption, on or after the date fixed for redemption) without, in any such case, the consent of the holder of such mortgage security;

●
permit the creation of any lien not otherwise permitted by the mortgage indenture ranking prior to the lien of the mortgage indenture with respect to all or substantially all of the mortgaged property or terminate the lien of the mortgage indenture on all or substantially all of the mortgaged property, or deprive the holders of the benefit of the lien of the mortgage indenture, without, in any such case, the consent of the holders of all mortgage securities then outstanding;

●
reduce the percentage of the principal amount of the outstanding mortgage securities of any series, or any tranche, needed to consent to any supplemental indenture, any waiver of compliance with any provision of the mortgage indenture or of any default under the mortgage indenture and its consequences, or reduce the requirements for quorum or voting, without, in any such case, the consent of the holder of each outstanding mortgage security of the series or tranche; or

●
modify specified provisions of the mortgage indenture relating to supplemental indentures, waivers of specified covenants and waivers of past defaults with respect to the mortgage securities of any series, or any tranche of the mortgage securities, without the consent of the holder of each outstanding mortgage security of the series or tranche.

A supplemental indenture that changes or eliminates any covenant or other provision of the mortgage indenture that has expressly been included solely for the benefit of the holders of, or that is to remain in effect only so long as there will be outstanding, mortgage securities of one or more specified series, or one or more tranches of the outstanding mortgage securities, or modifies the rights of the holders of mortgage securities of the series or tranches with respect to such covenant or other provision, will be deemed not to affect the rights under the mortgage indenture of the holders of the mortgage securities of any other series or tranche. (See Section 1302 of the mortgage indenture)

Waiver

The holders of at least a majority in aggregate principal amount of all mortgage securities of all affected series or tranches, considered as one class, may waive our obligations to comply with specified covenants, including the covenants to maintain our corporate existence and properties, pay taxes and discharge liens, maintain insurance and make the recordings and filings as are necessary to protect the security of the holders and the rights of the mortgage trustee and the covenant described above with respect to merger, consolidation or the transfer or lease of the mortgaged property as, or substantially as, an entirety, provided that the waiver occurs before the time that compliance is required. (See Section 609 of the mortgage indenture)

Events of Default

Each of the following events will be an event of default under the mortgage indenture:

●	our failure to pay interest on any mortgage security within 60 days after the same becomes due;

●	our failure to pay principal of or premium, if any, on any mortgage security within 3 business days after maturity;

●
our failure to perform, or our breach of, any covenant or warranty contained in the mortgage indenture (other than a covenant or warranty a default in the performance of which or breach of which is dealt with elsewhere under this caption) for a period of 90 days after we have received a written notice from the mortgage trustee or the holders of at least 33% in principal amount of outstanding mortgage securities, unless the mortgage trustee, or the mortgage trustee and the holders of a principal amount of mortgage securities not less than the principal amount of mortgage securities the holders of that gave the notice, as the case may be, agree in writing to an extension of the period prior to its expiration. The mortgage trustee, or the mortgage trustee and the holders, as the case may be, will be deemed to have agreed to an extension of the period if we have initiated corrective action within the period and we are diligently pursuing such corrective action; and

●	specified events relating to reorganization, bankruptcy and insolvency or appointment of a receiver or trustee for our property.

(See Section 901 of the mortgage indenture)

Remedies

Acceleration of Maturity.  If an event of default under the mortgage indenture occurs and is continuing, then the mortgage trustee or the holders of not less than 33% in principal amount of mortgage securities then outstanding may declare the principal amount (or if the mortgage securities are discount securities, the portion of the principal amount of the discount securities as may be provided for pursuant to the terms of the mortgage indenture) of all of the mortgage securities then outstanding, together with premium, if any, and accrued interest, if any, on the mortgage securities to be immediately due and payable. At any time after the declaration of acceleration of the mortgage securities then outstanding, but before the sale of any of the mortgaged property and before a judgment or decree for payment of money has been obtained by the mortgage trustee, the event or events of default giving rise to the declaration of acceleration will, without further act, be deemed to have been waived, and the declaration and its consequences will, without further act, be deemed to have been rescinded and annulled, if:

●	we have paid or deposited with the mortgage trustee a sum sufficient to pay:

●	all overdue interest, if any, on all mortgage securities then outstanding;

●
the principal of and premium, if any, on any mortgage securities then outstanding that have become due otherwise than by the declaration of acceleration and interest on such amounts at the rate or rates prescribed in the mortgage securities;

●
to the extent that payment of such interest is provided for in the terms of the mortgage securities and is lawful, interest upon overdue interest at the rate prescribed therefore in such mortgage securities; and

●	all amounts due to the mortgage trustee; and

●
any other event or events of default under the mortgage indenture, other than the non-payment of the principal of the mortgage securities that has become due solely by the declaration of acceleration, has been cured or waived in accordance with the provisions of the mortgage indenture.

(See Sections 902 and 917 of the mortgage indenture)

Possession of Mortgaged Property.  Under certain circumstances and to the extent permitted by law, if an event of default occurs and is continuing, the mortgage trustee may take possession of, and hold, operate and manage, the mortgaged property or, with or without entry, sell the mortgaged property. If the mortgaged property is sold, whether by the mortgage trustee or pursuant to judicial proceedings, the principal of the outstanding mortgage securities, if not previously due, will become immediately due, together with premium, if any, and any accrued interest. (See Sections 903, 904 and 905 of the mortgage indenture)

Right to Direct Proceedings.  If an event of default under the mortgage indenture occurs and is continuing, the holders of a majority in principal amount of the mortgage securities then outstanding will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the mortgage trustee or exercising any trust or power conferred on the mortgage trustee, provided that (1) the direction does not conflict with any rule of law or with the mortgage indenture, and could not involve the mortgage trustee in personal liability in circumstances where indemnity would not, in the mortgage trustee’s sole discretion, be adequate and (2) the mortgage trustee may take any other action deemed proper by the mortgage trustee that is not inconsistent with the direction. (See Section 916 of the mortgage indenture)

Limitation on Right to Institute Proceedings.  No holder of any mortgage security may institute any proceeding, judicial or otherwise, with respect to the mortgage indenture or for the appointment of a receiver or for any other remedy under the mortgage indenture unless:

●	the holder has previously given to the mortgage trustee written notice of a continuing event of default;

●
the holders of not less than a majority in aggregate principal amount of the mortgage securities then outstanding have made written request to the mortgage trustee to institute proceedings in respect of the event of default and have offered the mortgage trustee reasonable indemnity against costs and liabilities to be incurred in complying with the request; and

●
for 60 days after receipt of the notice, the mortgage trustee has failed to institute any such proceeding and no direction inconsistent with the request has been given to the mortgage trustee during the 60-day period by the holders of a majority in aggregate principal amount of the mortgage securities then outstanding.

Furthermore, no holder may institute any such action if and to the extent that the action would disturb or prejudice the rights of other holders. (See Section 911 of the mortgage indenture)

No Impairment of Right to Receive Payment.  Notwithstanding that the right of a holder to institute a proceeding with respect to the mortgage indenture is subject to specified conditions precedent, each holder of a mortgage security has the right, which is absolute and unconditional, to receive payment of the principal of and premium, if any, and interest, if any, on the mortgage security when due and to institute suit for the enforcement of any such payment, and the rights may not be impaired without the consent of the holder. (See Section 912 of the mortgage indenture)

Notice of Default.  The mortgage trustee must give the holders notice of any default under the mortgage indenture to the extent required by the Trust Indenture Act, unless the default has been cured or waived, except that the mortgage trustee does not have to give notice of a default of the character described in the third bullet under the caption “— Events of Default” until at least 75 days after the occurrence of such an event. For purposes of the preceding sentence, the term “default” means any event that is, or after notice or lapse of time, or both, would become, an event of default. (See Section 1002 of the mortgage indenture) The Trust Indenture Act currently permits the mortgage trustee to withhold notices of default (except for specified payment defaults) if the mortgage trustee in good faith determines the withholding of the notice to be in the interests of the holders.

Indemnification of Trustee.  Before taking specified actions to enforce the lien of the mortgage indenture and institute proceedings on the mortgage securities, the mortgage trustee may require adequate indemnity from the holders of the mortgage securities against costs, expenses and liabilities to be incurred in connection with the enforcement of the lien. (See Sections 911 and 1001 of the mortgage indenture)

Remedies Limited by State Law.  The laws of the state or states in which the mortgaged property is located may limit or deny the ability of the mortgage trustee or security holders to enforce certain rights and remedies provided in the mortgage indenture in accordance with its terms. (See Section 914 of the mortgage indenture)

Defeasance

Any mortgage security or securities, or any portion of the principal amount of the mortgage security or securities, will be deemed to have been paid for purposes of the mortgage indenture, and, at our election, our entire indebtedness in respect thereof will be deemed to have been satisfied and discharged, if we have irrevocably deposited with the mortgage trustee or any paying agent (other than us), in trust:

●	money (including funded cash not otherwise applied pursuant to the mortgage indenture);

●
in the case of a deposit made prior to the maturity of the applicable mortgage securities, eligible obligations (generally direct or indirect obligations of the U.S. government), which do not contain provisions permitting the redemption or other prepayment at the option of the issuer, the principal of and the interest on which when due, without any regard to reinvestment of the eligible obligations, will provide moneys that, together with the money, if any, deposited with or held by the mortgage trustee or the paying agent; or

●	a combination of the first two bullets,

which will be sufficient to pay when due the principal of and premium, if any, and interest, if any, due and to become due on the mortgage security or securities or portions of the mortgage security or securities. (See Section 801 of the mortgage indenture)

Under current U.S. federal income tax law, a defeasance described in the preceding paragraph would be treated as a taxable exchange of the mortgage securities defeased for a series of non-recourse debt instruments secured by the assets in the defeasance trust. As a consequence, a holder might recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the mortgage securities and the value of the new debt instruments deemed to have been received in exchange. Holders should consult their own tax advisors as to the specific consequences to them of defeasance under the mortgage indenture.

Resignation or Removal of the Mortgage Trustee

The mortgage trustee may resign at any time by giving written notice of resignation to us. The mortgage trustee may be removed at any time by act of the holders of a majority in principal amount of mortgage securities then outstanding delivered to the mortgage trustee and us. No resignation or removal of the mortgage trustee and no appointment of a successor mortgage trustee will become effective until a successor mortgage trustee has accepted its appointment in accordance with the requirements of the mortgage indenture. So long as no event of default or event that, after notice or lapse of time, or both, would become an event of default has occurred and is continuing, if we have delivered to the mortgage trustee a resolution of our Board of Directors appointing a successor mortgage trustee and the successor has accepted the appointment in accordance with the terms of the mortgage indenture, the mortgage trustee will be deemed to have resigned and the successor will be deemed to have been appointed as mortgage trustee in accordance with the mortgage indenture. (See Section 1010)

Evidence to be Furnished to the Mortgage Trustee

When we are required to document our compliance with mortgage indenture provisions, we will provide the mortgage trustee with written statements of our officers or other persons that we select or pay. In some cases, we will be required to furnish opinions of counsel and certification of an engineer, accountant, appraiser or other expert (who in some cases must be independent). In addition, the mortgage indenture requires that we give the mortgage trustee, at least annually, a brief statement as to our compliance with the conditions and covenants under the mortgage indenture.

Governing Law

The mortgage indenture and the first mortgage bonds will be governed by, and will be construed in accordance with, the laws of the State of New York, except to the extent that the Trust Indenture Act shall be applicable and except to the extent that the law of any jurisdiction where property subject to the mortgage indenture is located mandatorily governs the attachment, perfection, priority or enforcement of the lien of the mortgage indenture with respect to that property.

Concerning the Trustee

U.S. Bank National Association is the mortgage trustee. We and our affiliates maintain banking relationships with the mortgage trustee and its affiliates in the ordinary course of business. The mortgage trustee, or its affiliates, also act as trustee for debt securities of some of our affiliates.

DESCRIPTION OF THE SENIOR UNSECURED DEBT SECURITIES

The description below contains summaries of selected provisions of the indenture, including supplemental indentures, under which the senior unsecured debt securities, which we sometimes refer to as “debt securities,” will be issued. These summaries are not complete. The indenture and the form of supplemental indenture, including the form of senior unsecured debt security, applicable to the debt securities have been filed as exhibits to the registration statement of which this prospectus is a part. You should read them for provisions that may be important to you. In the summaries below, we have included references to section numbers of the indenture so that you can easily locate these provisions. Certain terms used but not defined in the following summary have the meaning specified in the indenture.

This section describes the general terms and provisions of our debt securities. The prospectus supplement will describe the specific terms of the debt securities offered through that prospectus supplement and any general terms outlined in this section that will not apply to those debt securities.

General

We may issue the debt securities from time to time in one or more new series under the Indenture dated February 1, 1999, as supplemented from time to time by supplemental indentures relating to the debt securities being offered by this prospectus, which we collectively refer to as the “indenture,” between us and The Bank of New York Mellon Trust Company, N.A., as successor trustee, which we refer to as the “trustee.” The indenture will govern the debt securities offered by this prospectus.

The amount of debt securities that we may issue under the indenture is unlimited. The debt securities may be issued in series up to the aggregate principal amount that may be authorized by us from time to time.

The holders of outstanding debt securities do not, and, unless the prospectus supplement that describes a particular series of debt securities provides otherwise with respect to that series, the holders of any debt securities offered by this prospectus will not, have the right to require us to repurchase the debt securities if we become involved in a highly leveraged or change of control transaction. The indenture does not have any provision that is designed specifically in response to highly leveraged or change of control transactions.

The debt securities will be our senior unsecured obligations and will rank on a parity with our other existing and future unsecured and unsubordinated indebtedness. When we offer to sell a particular series of debt securities, we will describe the specific terms of that series in a prospectus supplement relating to that series, including the following terms:

●	the title of that series;

●	any limit on the aggregate principal amount of that series;

●	the currency or composite currency and denomination of that series;

●
the price or prices (or method for determining price or prices) at which that series will be issued and, if an index formula or other method is used, the method for determining amounts of principal or interest;

●	the date of maturity of that series;

●	the dates (or method of determining such dates) when principal and interest are payable, and the record dates for the payment of interest;

●	the rate or rates (which may be fixed or variable) at which that series will bear interest or the method of calculating the rate or rates;

●	the date or dates from which the interest will accrue;

●	the manner of paying principal or interest;

●	the place or places where principal and interest will be payable;

●	any redemption terms, including mandatory redemption through a sinking fund or otherwise, redemption at our option and redemption at the option of the holder;

●	whether the debt securities of that series are to be issuable as registered debt securities, bearer debt securities, or both;

●	whether the debt securities of that series are to be represented in whole or in part by a debt security in global form and, if so, the identity of the depository for any global debt security;

●	any tax indemnity provisions;

●
if the debt securities of that series provide that payments of principal or interest may be made in a currency other than that in which debt securities are denominated, the manner for determining those payments;

●	the denominations in which we will issue that series, if other than $1,000 and multiples of $1,000 in excess thereof;

●
the portion of principal payable upon acceleration of a debt security of that series where the amount of principal due upon acceleration is less than the stated principal amount, or a “discounted security”;

●	whether and upon what terms debt securities of that series may be defeased;

●	any events of default or restrictive covenants in addition to or in lieu of those set forth in the indenture; and

●
any other terms or provisions of that series of debt securities not inconsistent with the provisions of the indenture, including any terms that may be required or advisable under U.S. laws or regulations, or advisable in connection with the marketing of the debt securities.

Unless the applicable prospectus supplement provides otherwise, we may from time to time, without the consent of the holders of that series of debt securities, reopen such series and issue additional debt securities with the same terms (except for the price to public and the issue date) as such series of debt securities.

We expect the debt securities of any series to be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, DTC as Depository. Global securities may be issued in registered, bearer or uncertificated form and in either temporary or permanent form. Until it is exchanged in whole or in part for debt securities in definitive form, a global security may not be transferred except as a whole by the Depository to a nominee or a successor depository. (Section 2.12 of the indenture) See the information under “Book-Entry System” in this prospectus. We will describe any additional or different terms of the depository arrangements in the applicable prospectus supplement relating to a particular series of debt securities issued in the form of global securities.

Debt securities of any series may be issued as registered debt securities, bearer debt securities or uncertificated debt securities, as specified in the terms of the series. Unless otherwise indicated in the prospectus supplement relating to a particular series of debt securities, registered debt securities will be issued in denominations of $1,000 and integral multiples of $1,000. One or more global debt securities will be issued in a denomination or aggregate denominations equal to the aggregate principal amount of outstanding debt securities of the series to be represented by such global debt security or debt securities.

Registration of transfer of registered debt securities may be requested upon surrender of the debt securities at any of our agencies maintained for the purpose and upon fulfillment of all other requirements of the agent.

Debt securities may be issued under the indenture as discounted debt securities to be offered and sold at a substantial discount from the principal amount of those debt securities. Special U.S. federal income tax and other applicable considerations will be described in the prospectus supplement relating to the discounted debt securities.

If we ever issue bearer debt securities, the applicable prospectus supplement will describe all of the specific terms and provisions of debt securities in bearer form, and the extent to which those special terms and provisions are different from the terms and provisions which are described in this prospectus, which generally apply to debt securities in registered form, and will summarize provisions of the indenture that relate specifically to bearer debt securities.

Except as otherwise provided herein, when we use the term “holder” in this prospectus with respect to a registered debt security, we mean the person in whose name such debt security is registered.

Certain Covenants

The debt securities will not be secured by any of our properties or assets and will represent senior unsecured debt. Unless otherwise indicated in the applicable prospectus supplement, the indenture will not limit the amount of secured or unsecured debt that we may issue.

Unless the applicable prospectus supplement provides otherwise, the indenture will not contain any financial or other similar restrictive covenants.

Successor Obligor

Unless otherwise indicated in the applicable prospectus supplement, we will not consolidate with or merge into, or transfer all or substantially all of our assets to, any person, unless:

●	the person is organized under the laws of the United States or a state of the United States;

●	the person assumes by supplemental indenture all our obligations under the indenture, the debt securities and any coupons;

●	all required approvals of any regulatory body having jurisdiction over the transaction have been obtained; and

●	immediately after the transaction no default (as described below) exists.

If these conditions are satisfied, then the successor will be substituted for us, and thereafter all our obligations under the indenture, the debt securities and any coupons will terminate. (See Section 5.01 of the indenture)

Exchange of Debt Securities

Registered debt securities may be exchanged for an equal aggregate principal amount of registered debt securities of the same series in the authorized denominations as may be requested upon surrender of the registered debt securities at an agency maintained by us for that purpose and upon fulfillment of all other requirements of the agent.

Payment and Paying Agents

Principal, interest and premium, if any, on debt securities issued in the form of global securities will be paid in the manner described below under the caption “Book-Entry System.” Unless we indicate otherwise in the applicable prospectus supplement, interest on debt securities that are in the form of certificated debt securities will be paid by check mailed to the holder at that person’s address as it appears in the register for the debt securities maintained by the trustee. Unless we indicate otherwise in the applicable prospectus supplement, the principal, interest at maturity and premium, if any, on debt securities in the form of certificated debt securities will be payable by check at the office of the trustee.

Defaults and Remedies

Unless otherwise provided in the applicable prospectus supplement, the following constitute “events of default” under the indenture with respect to a series of debt securities:

●	default in any payment of interest on any debt securities of that series when due and payable and the default continues for a period of 60 days;

●	default in the payment of the principal of any debt securities of that series when due and payable at maturity or upon redemption, acceleration or otherwise;

●	default in the payment or satisfaction of any sinking fund obligation with respect to any debt securities of that series and the default continues for a period of 60 days;

●	default in the performance of any of our other agreements applicable to that series and the default continues for 90 days after the notice specified below;

●	specified events of bankruptcy, insolvency or reorganization of our company; or

●	any other event of default provided for in the series.

(See Section 6.01 of the indenture)

A default in the performance of any of our other agreements applicable to that series is not an event of default until the trustee or the holders of at least 25% in principal amount of the debt securities of the series notify us of the default in the manner specified in the indenture and we do not cure the default within the time specified after receipt of the notice. If the holders notify us of a default, they must notify the trustee at the same time. (See Section 6.01 of the indenture)

Acceleration of Maturity.  If an event of default occurs and is continuing with respect to a series, either the trustee or the holders of at least 25% in principal amount of outstanding debt securities of that series may declare the principal of and accrued interest on all debt securities of that series to be due and payable immediately. The holders of a majority in principal amount of the outstanding debt securities of that series may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing events of default on that series have been cured or waived except the nonpayment of amounts due solely because of the acceleration. (See Section 6.02 of the indenture)

Indemnification of Trustee.  The trustee generally will be under no obligation to exercise any of its rights or powers under the indenture unless the trustee, upon a reasonable belief that exercising such rights or powers would expose it to any loss, liability or expense, receives indemnity satisfactory to it against such loss, liability or expense. (See Section 7.01 of the indenture)

Right to Direct Proceedings.  The holders of a majority in principal amount of a series of debt securities generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred on the trustee, relating to that series. However, the trustee may refuse to follow any direction that conflicts with law or the indenture or would expose the trustee to personal liability or be unduly prejudicial to holders not joining in such proceeding, and the trustee may take any other action deemed proper by the trustee which is not provided for in such notice. (See Section 6.05 of the indenture)

Limitation on Rights to Institute Proceedings.  No holder of the debt securities of a series will have any right to pursue a remedy under the indenture, unless:

●	the holder has previously given the trustee written notice of a continuing event of default on that series;

●
the holders of at least 25% in principal amount of the outstanding debt securities of that series have made written request, and the holder or holders have offered indemnity satisfactory to the trustee, to pursue the remedy;

●	the trustee has failed to comply with the request within 60 days after the request and offer; and

●	during such 60-day period, the holders of a majority in principal amount of the outstanding debt securities of that series do not give the trustee any inconsistent directions.

(See Section 6.06 of the indenture)

Notice of Default.  The trustee is required to give the holders notice of the occurrence of a default within 90 days of the default. Except in the case of a non-payment on the debt securities, the trustee may withhold the notice if its committee of officers determines in good faith that it is in the interest of holders to do so. (See Section 7.04 of the indenture) We are required to deliver to the trustee each year a certificate as to whether or not we are in compliance with the conditions and covenants under the indenture. (See Section 4.05 of the indenture)

Waiver.  The holders of not less than a majority in aggregate principal amount of a series of debt securities by notice to the trustee may waive any default on that series, except a default in the payment of the principal, premium, if any, or interest on that series or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series affected. (See Section 6.04 of the indenture)

The indenture does not have a cross-default provision. Therefore, unless otherwise indicated in the applicable prospectus supplement, a default by us on any other debt (including any other series of debt securities issued under the indenture) would not constitute an event of default.

Amendments and Waivers

Unless otherwise indicated in the applicable prospectus supplement, we and the trustee may modify and amend the indenture and the debt securities from time to time as described below. Depending upon the type of amendment, we may not need the consent or approval of any of the holders of the debt securities, or we may need either the consent or approval of the holders of a majority in principal amount of all outstanding debt securities affected by the proposed amendment or the consent or approval of each holder affected by the proposed amendment.

We will not need the consent of any holder for the following types of amendments:

●	to cure any ambiguity, omission, defect or inconsistency;

●	to provide for assumption of our obligations under the indenture and the debt securities in the event of a merger or consolidation requiring such assumption;

●	to provide that specific provisions of the indenture not apply to a series of debt securities not previously issued;

●	to create a series and establish its terms;

●	to provide for a separate trustee for one or more series; or

●	to make any change that does not materially adversely affect the rights of any holder of debt securities.

(See Article 10 of the indenture)

We will need the consent of the holders of each outstanding debt security affected, if the proposed amendment would do any of the following:

●	reduce the amount of debt securities whose holders must consent to an amendment or waiver;

●	reduce the interest rate or change the time for payment of interest;

●	change the fixed maturity;

●	reduce the principal of any non-discounted security or reduce the amount of principal of any discounted security that would be due on acceleration;

●	change the currency in which principal or interest is payable;

●	make any change that materially adversely affects the right to convert any security; or

●	with certain exceptions, modify the provisions of the indenture governing modifications of the indenture or governing waiver of past defaults.

(See Section 10.02 of the indenture)

Amendments other than those described in the above two paragraphs will require the approval of the holders of a majority in principal amount of the debt securities of all series affected voting as one class. A default on a series may be waived with the consent of the holders of a majority in principal amount of the debt securities of that series.

Legal Defeasance and Covenant Defeasance

Debt securities of a series may be defeased in accordance with their terms and, unless otherwise indicated in the applicable prospectus supplement, as described below. At any time, we may terminate as to a series of debt securities all of our obligations (except for specified obligations regarding the defeasance trust (as defined below) and obligations to register the transfer or exchange of a debt security, to replace destroyed, lost or stolen debt securities and coupons and to maintain paying and other agencies for the debt securities) with respect to the debt securities of that series and any related coupons and the indenture, which we refer to as “legal defeasance.”

At any time, we may terminate as to a series of debt securities our obligations under any restrictive covenants which may be applicable to that particular series, which we refer to as “covenant defeasance.” We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, a series may not be accelerated because of an event of default. If we exercise our covenant defeasance option, a series may not be accelerated by reference to any restrictive covenant which may be applicable to a particular series so defeased under the terms of the series.

To exercise either defeasance option as to a series, we must deposit in trust, which we refer to as the “defeasance trust,” with the trustee money or direct obligations of the United States of America that have the full faith and credit of the United States of America pledged for payment and that are not callable at the issuer’s option, or certificates representing an ownership interest in those obligations for the payment of principal, premium, if any, and interest on the debt securities of the series to redemption or maturity and must comply with specified other conditions. In particular, we must obtain an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to holders for federal income tax purposes. (See Article 8 of the indenture)

Resignation or Removal of Trustee

The trustee may resign at any time by notifying us in writing and specifying the day upon which the resignation is to take effect. The resignation will not take effect, however, until a successor trustee has been appointed. (See Section 7.07 of the indenture)

The holders of a majority in principal amount of the outstanding debt securities may remove the trustee at any time. (See Section 7.07 of the indenture) We may remove the trustee if the trustee fails to comply with specific provisions of the Trust Indenture Act or fails to comply with the capital and surplus requirements as set forth in its most recent published report of condition. (See Sections 7.07 and 7.09 of the indenture)

We may also remove the trustee if one of the following occurs:

●	the trustee is adjudged a bankrupt or an insolvent;

●	a custodian or other public officer takes charge of the trustee or its property;

●	the trustee becomes incapable of acting; or

●	specified events of bankruptcy, insolvency or reorganization of our company occur.

(See Section 7.07 of the indenture)

Governing Law

The indenture and the debt securities will be governed by, and will be construed in accordance with, the laws of the State of New York.

Concerning the Trustee

The Bank of New York Mellon Trust Company, N.A. is the trustee. We and our affiliates maintain banking relationships with the trustee and its affiliates in the ordinary course of business. The trustee, or its affiliates, also act as trustee for some of our other debt securities as well as debt securities of some of our affiliates.

BOOK-ENTRY SYSTEM

Unless otherwise specified in the applicable prospectus supplement, each series of securities offered by this prospectus will be issued as fully-registered global securities representing all or part of that series of securities. This means that we will not issue certificates for that series of securities to the holders. Instead, a global security representing that series of securities will be deposited with, or on behalf of, DTC or its successor, as the depository. The global securities will be registered at the request of DTC in the name of CEDE & Co., DTC’s nominee, or such other name as may be requested by an authorized representative of DTC.

DTC will keep an electronic record of its participants (for example, your broker) whose clients have purchased securities represented by a global security. Unless a global security is exchanged in whole or in part for a certificated security, a global security may not be transferred, except that DTC, its nominees and successors may transfer a global security as a whole to one another.

Beneficial interests in global securities will be shown on, and transfers of interests will be made only through, records maintained by DTC and its participants. The laws of some jurisdictions require that some purchasers take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

We will make payments of principal, interest, if any, and premium, if any, to DTC or its nominee. We, the applicable trustee and any paying agent will treat DTC or its nominee as the owner of the global security for all purposes, including any notices and voting. Accordingly, neither we nor any trustee nor any paying agent will have any direct responsibility or liability to pay amounts due on a global security to owners of beneficial interests in a global security.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants, or “direct participants,” deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation, or “DTCC.” DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant either directly or indirectly, an “indirect participant.” Direct participants and indirect participants are referred to collectively as “participants.” The DTC Rules applicable to its participants are on file with the SEC.

Purchases of global securities under the DTC system must be made by or through direct participants, which will receive a credit for the securities on DTC’s records. The ownership interest of each actual purchaser of each security, or “beneficial owner,” is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global securities are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global securities, except in the event that use of the book-entry system for the global securities is discontinued.

To facilitate subsequent transfers, all securities deposited by direct participants with DTC are registered in the name of Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities. DTC’s records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The direct and indirect participants remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

If a particular series of securities is redeemable at our option or at the option of the holder, redemption notices will be sent to DTC. If less than all of the securities of a series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such series to be redeemed. Redemption proceeds and distributions on global securities will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. Upon DTC’s receipt of funds and corresponding detail information from us, any trustee or any paying agent, DTC’s practice is to credit direct participants’ accounts in accordance with the holdings information shown on DTC’s records on the payment date. Payments by participants to beneficial owners of securities will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” Payments will be the responsibility of such participant and not of DTC nor its nominee, any trustee, any paying agent or us, subject to any statutory or regulatory requirements. Payment of redemption proceeds and distributions to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC is the responsibility of us, the applicable trustee or the applicable paying agent, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

Neither DTC nor Cede & Co. or any other DTC nominee will consent or vote with respect to global securities unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the securities are credited on the record date as identified in a listing attached to the omnibus proxy.

Global securities will be exchangeable for corresponding certificated securities registered in the name of persons other than DTC or its nominee if (1) DTC (a) notifies us that it is unwilling or unable to continue as depository for any of the global securities or (b) at any time ceases to be a clearing agency registered under the Exchange Act, (2) an event of default occurs and is continuing with respect to the applicable series of securities or (3) we execute and deliver to the applicable trustee an order that the global securities will be so exchangeable.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from DTC, and we and any underwriters, dealers or agents are not responsible for the accuracy of the information or for the performance by DTC of its obligations under the rules and procedures governing its operations or otherwise.

Any underwriters, dealers or agents of any securities may be direct participants of DTC.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax consequences relevant to the purchase, beneficial ownership and disposition of the first mortgage bonds and debt securities (referred to collectively in this section as “debt securities”) offered by this prospectus. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder (“Treasury Regulations”), administrative pronouncements of the U.S. Internal Revenue Service (“IRS”) and judicial decisions, all as currently in effect and all of which are subject to change and to different interpretations. Changes to any of the foregoing authorities could apply on a retroactive basis, and could affect the U.S. federal income tax consequences described below. We will not seek a ruling from the IRS with respect to the matters discussed in this section, and we cannot assure you that the IRS will not challenge one or more of the tax consequences described below.

This summary does not address all of the U.S. federal income tax considerations that may be relevant to a particular investor’s circumstances, and does not discuss any aspect of U.S. federal tax law other than income taxation or any state, local or non-U.S. tax consequences of the purchase, beneficial ownership and disposition of the debt securities. This summary addresses only debt securities purchased at initial issuance at the original issue price and held as capital assets and does not address U.S. federal income tax considerations applicable to investors that may be subject to special tax rules, such as:

●	securities dealers or brokers, or traders in securities electing mark-to-market treatment;

●	banks, thrifts, or other financial institutions;

●	insurance companies;

●	regulated investment companies or real estate investment trusts;

●	tax-exempt organizations;

●	retirement plans;

●
persons holding our debt securities as part of a “straddle,” “hedge,” “synthetic security” or “conversion transaction” for U.S. federal income tax purposes, or as part of some other integrated investment;

●	partnerships or other pass-through entities;

●	persons required to pay the alternative minimum tax;

●	certain former citizens or residents of the United States;

●
U.S. persons who invest in foreign corporations that are classified as “passive foreign investment companies” or “controlled foreign corporations” for U.S. federal income tax purposes that purchase the debt securities; or

●	“U.S. Holders” (as defined below) whose functional currency is not the U.S. dollar.

In addition, with respect to a particular offering of debt securities, the discussion below must be read with the discussion of material U.S. federal income tax consequences that may appear in the applicable prospectus supplement for that offering. When we use the term “holder” in this section, we are referring to a beneficial owner of the debt securities.

As used herein, a “U.S. Holder” is a beneficial owner of debt securities that, for U.S. federal income tax purposes is, (i) an individual citizen or resident of the United States, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a United States court has the authority to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) are authorized to control all substantial decisions of the trust or (B) it has a valid election in place to be treated as a U.S. person. An individual may, subject to certain exceptions, be deemed to be a resident of the United States by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year).

A “Non-U.S. Holder” is any beneficial owner of a debt security that, for U.S. federal income tax purposes, is not a U.S. Holder or a partnership.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds debt securities, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partnership holding debt securities, and partners in such a partnership, should consult their own tax advisors with regard to the U.S. federal income tax consequences of the purchase, ownership and disposition of the debt securities by the partnership.

THE DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE DEBT SECURITIES IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR PERSON. ACCORDINGLY, ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE DEBT SECURITIES BASED ON THEIR PARTICULAR CIRCUMSTANCES.

U.S. Federal Income Taxation of U.S. Holders

Payments of Interest.  Except as set forth below, interest on debt securities generally will be taxable to a U.S. Holder as ordinary income from domestic sources at the time that such interest is paid or accrued, in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Original Issue Discount.  Special tax rules apply to debt securities issued with “original issue discount” (“OID”) for U.S. federal income tax purposes (“OID debt securities”). In general, debt securities with a maturity of greater than one year will be treated as issued with OID if the “issue price” of the debt securities is less than their “stated redemption price at maturity” unless the amount of such difference is de minimis (less than 0.25% of the stated redemption price at maturity multiplied by the number of complete years to maturity). Regardless of the regular method of accounting used by a U.S. Holder for U.S. federal income tax purposes, OID generally must be accrued into gross income on a constant-yield basis, in advance of the receipt of the cash attributable to such OID.

The “issue price” of debt securities will be the initial offering price to the public at which a substantial amount of the debt securities is sold for cash (ignoring sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). The “stated redemption price at maturity” of debt securities is the sum of all payments to be made on the debt securities other than “qualified stated interest” payments. A “qualified stated interest” payment is stated interest that is unconditionally payable at least annually at a single fixed rate (appropriately taking into account the length of the interval between payments).

For OID debt securities having a term of more than one year, the amount of OID includible in gross income by a U.S. Holder of the OID debt securities is the sum of the “daily portions” of OID with respect to the OID debt securities for each day during the taxable year in which such U.S. Holder held the OID debt securities. The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to such accrual period.

The amount of OID allocable to any accrual period is generally equal to the excess (if any) of (i) the product of the “adjusted issue price” of the OID debt securities at the beginning of such accrual period and the yield to maturity of the OID debt securities, as determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period, over (ii) the sum of any qualified stated interest payments allocable to the accrual period. For this purpose, accrual periods may be of any length and may vary in length over the term of the OID debt securities, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs at the beginning or the end of an accrual period.

The adjusted issue price of OID debt securities at the start of any accrual period is equal to the issue price, increased by the accrued OID for each prior accrual period, and reduced by any prior payments with respect to the OID debt securities that were not qualified stated interest payments. The following rules apply to determine the amount of OID allocable to an accrual period:

●
if an interval between payments of qualified stated interest contains more than one accrual period, the amount of qualified stated interest payable at the end of the interval is allocated on apro rata basis to each accrual period in the interval, and the adjusted issue price at the beginning of each accrual period in the interval must be increased by the amount of any qualified stated interest that has accrued prior to the beginning of the first day of the accrual period but is not payable until the end of the interval;

●
if the accrual period is the final accrual period, the amount of OID allocable to the final accrual period is the difference between the amount payable at maturity (other than a payment of qualified stated interest) and the adjusted issue price of the debt security at the beginning of the final accrual period; and

●
if all accrual periods are of equal length, except for an initial shorter accrual period or an initial and a final shorter accrual period, the amount of OID allocable to the initial accrual period may be computed under any reasonable method.

Under the constant-yield method for accruing OID, a U.S. Holder generally will have to include in gross income increasingly greater amounts of OID in successive accrual periods.

Debt securities may contain provisions allowing the debt securities to be redeemed prior to their stated maturity date at our option or at the option of holders. For purposes of determining yield and maturity, debt securities that may be redeemed prior to their stated maturity date at the option of the issuer generally will be treated from the time of issuance as having a maturity date for U.S. federal income tax purposes on such redemption date if such redemption would result in a lower yield to maturity. Conversely, debt securities that may be redeemed prior to their stated maturity date at the option of the holder generally will be treated from the time of issuance as having a maturity date for U.S. federal income tax purposes on such redemption date if such redemption would result in a higher yield to maturity. If the exercise of such an option does not occur, contrary to the assumptions made as of the issue date, then solely for purposes of the accrual of OID, the debt securities will be treated as reissued on the date of the change in circumstances for an amount equal to their adjusted issue price.

In certain circumstances, if debt securities may be redeemed for an amount in excess of their stated redemption price at maturity, such additional payments may implicate the provisions of the Treasury Regulations relating to “contingent payment debt instruments.” One or more contingencies will not cause the debt securities to be treated as a contingent payment debt instruments if, as of the issue date, each such contingency is considered remote or incidental or another exception applies. We expect that the potential for additional payments on the debt securities will not cause the debt securities to be treated as contingent payment debt instruments under the applicable Treasury Regulations. Our determination is binding on a holder unless such holder discloses its contrary position in the manner required by the applicable Treasury Regulations. However, the IRS may take a different position, which could require a holder to accrue income on its debt securities in excess of stated interest, and to treat any income realized on the taxable disposition of a debt security as ordinary income rather than capital gain. The remainder of this discussion assumes that the debt securities will not be treated as contingent payment debt instruments. Investors should consult their own tax advisors regarding the possible application of the contingent payment debt instrument rules to the debt securities.

Variable Rate Debt Securities.  Treasury Regulations prescribe special rules for “variable rate debt instruments” that provide for the payment of interest based on certain floating or objective rates. In general, debt securities will qualify as variable rate debt instruments (“variable rate debt instruments”) if (i) the issue price of the debt securities does not exceed the total non-contingent principal payments due in respect of the debt securities by more than an amount equal to the lesser of (A) 0.015 multiplied by the product of the total non-contingent principal payments and the number of complete years to maturity from the issue date or (B) 15% of the total non-contingent principal payments, and (ii) the debt securities provide for stated interest, paid or compounded at least annually, at “current values” of (A) one or more “qualified floating rates,” (B) a single fixed rate and one or more qualified floating rates, (C) a single “objective rate,” or (D) a single fixed rate and a single objective rate that is a “qualified inverse floating rate.” A current value of a rate is the value of the rate on any date that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

A “qualified floating rate” is any variable rate variations in the value of which rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the variable rate debt securities are denominated. Although a multiple of a qualified floating rate generally will not itself constitute a qualified floating rate, a variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than 0.65 but not more than 1.35 can constitute a qualified floating rate. A variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate, will also constitute a qualified floating rate. In addition, two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the variable rate debt securities (e.g., two or more qualified floating rates with values within 25 basis points of each other as determined on the issue date) will be treated as a single qualified floating rate. Notwithstanding the foregoing, a variable rate that would otherwise constitute a qualified floating rate but that is subject to one or more restrictions such as a maximum stated interest rate (i.e., a cap), a minimum stated interest rate (i.e., a floor) or a restriction on the amount of increase or decrease in the stated interest (i.e., a governor) may, under certain circumstances, fail to be treated as a qualified floating rate unless such restrictions are fixed throughout the term of the variable rate debt securities or are reasonably expected not to have a significant effect on the yield of the variable rate debt securities.

An “objective rate” is a rate that is not itself a qualified floating rate but that is determined using a single fixed formula and that is based on objective financial or economic information. A rate will not qualify as an objective rate if it is based on information that is within the control of the issuer (or a related party) or that is unique to the circumstances of the issuer (or a related party), such as dividends, profits, or the value of the issuer’s stock (although a rate does not fail to be an objective rate merely because it is based on the credit quality of the issuer). An objective rate is a “qualified inverse floating rate” if the rate is equal to a fixed rate minus a qualified floating rate, as long as variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate. The Treasury Regulations also provide that if debt securities provide for stated interest at a fixed rate for an initial period of one year or less followed by a variable rate that is either a qualified floating rate or an objective rate and if the variable rate on the issue date is intended to approximate the fixed rate (e.g., the value of the variable rate on the issue date does not differ from the value of the fixed rate by more than 25 basis points), then the fixed rate and the variable rate together will constitute either a single qualified floating rate or objective rate, as the case may be.

If variable rate debt securities provide for stated interest at either a single qualified floating rate or a single objective rate throughout their term, and such interest is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually, then all stated interest on such variable rate debt securities will constitute qualified stated interest that is included in gross income by U.S. Holders as received or accrued in accordance with their regular methods of accounting for U.S. federal income tax purposes. Thus, such variable rate debt securities generally will not be treated as having been issued with OID unless the variable rate securities are sold at a discount from their stated principal amount, subject to a de minimis exception. In general, the amount of qualified stated interest and OID, if any, that accrues during an accrual period on such variable rate debt securities is determined under the rules described above by assuming that the variable rate is a fixed rate equal to (i) in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or (ii) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the variable rate debt securities. The qualified stated interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest that was accrued under the foregoing approach.

For other variable rate debt securities, the timing and amount of OID and qualified stated interest will be determined by converting the variable rate debt securities into “equivalent fixed rate debt instruments.” The conversion of the variable rate debt securities into equivalent fixed rate debt instruments generally involves substituting for any qualified floating rate or qualified inverse floating rate a fixed rate equal to the value of the qualified floating rate or qualified inverse floating rate, as the case may be, as of the issue date, or substituting for any objective rate (other than a qualified inverse floating rate) a fixed rate that reflects the yield that is reasonably expected for the variable rate debt securities. In the case of variable rate debt securities that provide for stated interest at a fixed rate in addition to either one or more qualified floating rates or a qualified inverse floating rate, the fixed rate is initially converted into a qualified floating rate (or a qualified inverse floating rate, if the variable rate debt securities provide for a qualified inverse floating rate). Under such circumstances, the qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the variable rate debt securities as of their issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for either the qualified floating rate or qualified inverse floating rate rather than the fixed rate. Subsequent to converting the fixed rate into either a qualified floating rate or a qualified inverse rate, the variable rate debt securities are then converted into equivalent fixed rate debt instruments in the manner described above.

Once the variable rate debt securities are converted into equivalent fixed rate debt instruments pursuant to the foregoing rules, the timing and amount of OID and qualified stated interest, if any, are generally determined for the equivalent fixed rate debt instruments by applying the general OID rules to the equivalent fixed rate debt instruments. A U.S. Holder of such variable rate debt securities will account for OID and qualified stated interest as if the U.S. Holder held the equivalent fixed rate debt instruments. For each accrual period, appropriate adjustments will be made to the amount of qualified stated interest or OID assumed to have been accrued or paid with respect to the equivalent fixed rate debt instruments in the event that such amounts differ from the actual amount of interest accrued or paid on the variable rate debt securities during the accrual period.

Sale, Retirement or Other Taxable Disposition of Debt Securities.  Upon the sale, retirement or other taxable disposition of debt securities, a U.S. Holder generally will recognize U.S.-source gain or loss equal to the difference between the amount realized upon the sale, retirement or other taxable disposition (other than amounts representing accrued and unpaid qualified stated interest, which will be taxable as ordinary interest income to the extent not previously included in gross income) and the U.S. Holder’s adjusted tax basis in the debt securities. In general, the U.S. Holder’s adjusted tax basis in the debt securities will equal the U.S. Holder’s cost for the debt securities, increased by all accrued OID or market discount previously included in gross income and reduced by any amortized premium and any cash payments previously received in respect of the debt securities other than qualified stated interest payments. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, retirement or other taxable disposition the debt securities have been held for more than one year. Under current U.S. federal income tax law, certain non-corporate U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deductibility of capital losses is subject to limitations.

Medicare Tax.  For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” (in the case of individuals) or “undistributed net investment income” (in the case of estates and trusts) for the relevant taxable year and (2) the excess of the U.S. person’s “modified adjusted gross income” (in the case of individuals) or “adjusted gross income” (in the case of estates and trusts) for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its interest income (including OID, if any) from the debt securities and net gain from the disposition of the debt securities, unless such interest income and net gain is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Net investment income may, however, be reduced by properly allocable deductions to such income. U.S. persons that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains from the debt securities.

U.S. Federal Income Taxation of Non-U.S. Holders

Subject to the discussion below concerning backup withholding:

(a)
payments of principal and interest (including OID, if any) on the debt securities by us or our paying agent to any Non-U.S. Holder will be exempt from the 30% U.S. federal withholding tax and federal income tax, provided that:

●	the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

●	the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership or a bank receiving interest described in Section 881(c)(3)(A) of the Code;

●	the interest is not considered contingent interest under Section 871(h)(4)(A) of the Code and the Treasury Regulations thereunder;

●
the interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (or, if a tax treaty applies, is not attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); and

●	the certification requirement has been fulfilled with respect to the beneficial owner, as discussed below; and

(b)	a Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on the sale, retirement or other taxable disposition of the debt securities, unless:

●	the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

●
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States).

The certification requirement referred to in subparagraph (a) above will be fulfilled if (i) the beneficial owner of the debt securities certifies on IRS Form W-8BEN or other successor form, under penalties of perjury, that such beneficial owner is not a U.S. person and provides its name and address, and (ii) the beneficial owner files IRS Form W-8BEN or other successor form with the paying agent, or in the case of debt securities held on behalf of the beneficial owner by a securities clearing organization, bank, or other financial institution holding customers’ securities in the ordinary course of it trade or business, such financial institution files with the paying agent a statement that it has received the IRS Form W-8EBN or other successor form from the beneficial owner and furnishes the paying agent with a copy. Prospective investors should consult their tax advisors regarding possible additional reporting requirements.

If a Non-U.S. Holder of debt securities is engaged in the conduct of a trade or business in the United States, and interest (including OID) on the debt securities, or gain realized on its sale, retirement or other taxable disposition of the debt securities is effectively connected with the conduct of such trade or business (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will be subject to regular U.S. federal income tax on its effectively connected income, generally in the same manner as a U.S. Holder. See “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders” above. In addition, a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may be subject to a 30% branch profits tax (unless reduced or eliminated by an applicable tax treaty) on its effectively connected earnings and profits, subject to certain adjustments. In lieu of the certificates described in the preceding paragraph, such a Non-U.S. Holder will be required to provide to the paying agent a properly executed IRS Form W-8ECI or other successor form to claim an exemption from withholding.

Backup Withholding and Information Reporting

U.S. Holders.  In general, a U.S. Holder (other than an exempt recipient) will be subject to information reporting requirements with respect to payments of principal, premium, and interest (including OID) in respect of, and the proceeds from a sale, redemption or other disposition before maturity of the debt securities. In addition, a U.S. Holder may be subject to backup withholding on such payments if the U.S. Holder (i) fails to provide an accurate taxpayer identification number to the payor; (ii) has been notified by the IRS of a failure to report all interest or dividends required to be shown on its U.S. federal income tax returns; or (iii) in certain circumstances, fails to comply with applicable certification requirements.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS on a timely basis. U.S. Holders should consult their tax advisors regarding the application of information reporting and backup withholding rules in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if applicable.

Non-U.S. Holders.  In general, we or our paying agent must report to the IRS and to a Non-U.S. Holder the amount of interest (including OID) on the debt securities paid to the Non-U.S. Holder and the amount of U.S. federal withholding tax, if any, deducted from those payments. Copies of the information returns reporting such interest payments and any associated U.S. federal withholding tax also may be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable tax treaty. A Non-U.S. Holder generally will not be subject to backup withholding with respect to payments that we make on the debt securities provided that we or our paying agent does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person, and we or our paying agent has received from the Non-U.S. Holder an appropriate certification of non-U.S. status (i.e., IRS Form W-8BEN, W-8ECI or other applicable IRS Form W-8). Information reporting and, depending on the circumstances, backup withholding will apply to the payment of the proceeds of a sale of debt securities that is effected within the United States or effected outside the United States through certain U.S.-related financial intermediaries, unless the Non-U.S. Holder certifies under penalty of perjury as to its non-U.S. status, and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person, or the Non-U.S. Holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is furnished to the IRS on a timely basis. Non-U.S. Holders of debt securities should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining an exemption, if applicable.

Legislation Affecting Taxation of Debt Securities Held by or through Foreign Entities

Legislation was enacted in 2010, contained in Sections 1471 through 1474 of the Code, that will impose a 30% withholding tax on withholdable payments (as defined below) made to a foreign financial institution, unless such institution enters into an agreement with the Treasury to, among other things, collect and provide to it substantial information regarding such institution’s U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners. The legislation also generally imposes a withholding tax of 30% on withholdable payments to a non-financial foreign entity unless such entity provides the paying agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes. “Withholdable payments” include payments of interest (including OID) from sources within the U.S., as well as the gross proceeds from the sale of any property of a type which can produce interest from sources within the U.S. unless the payments of interest or gross proceeds are effectively connected with the conduct of a U.S. trade or business and taxed as such. As enacted, these withholding and reporting obligations generally apply to payments made after December 31, 2012 with respect to any debt securities other than debt securities outstanding on March 18, 2012.  Under final Treasury regulations, effective January 28, 2013, these withholding and reporting requirements will be delayed until January 1, 2014, and withholding on gross proceeds will be delayed until January 1, 2017. Further, withholding will not apply to debt securities outstanding on January 1, 2014, unless such debt securities undergo a significant modification after that date. You are urged to consult your own tax advisors regarding the legislation and proposed regulations as they apply to the debt securities.

PLAN OF DISTRIBUTION

We may sell the securities offered under this prospectus through underwriters or dealers, through agents or directly to one or more purchasers. The terms under which the securities are offered and the method of distribution will be set forth in the applicable prospectus supplement.

Underwriters, dealers and agents that participate in the distribution of the securities offered under this prospectus may be underwriters as defined in the Securities Act of 1933, as amended, the “Securities Act,” and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation, including any underwriting discount or commission, will be described in the applicable prospectus supplement. The applicable prospectus supplement will also describe other terms of the offering, including the initial public offering price and any discounts or concessions allowed or reallowed to dealers.

The distribution of the securities described in this prospectus may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

We may determine the price or other terms of the securities offered under this prospectus by use of an electronic auction.  We will describe in the applicable prospectus supplement how any auction will be conducted to determine the price or any other terms of the securities, how potential investors may participate in the auction and, where applicable, the nature of the underwriters’ obligations with respect to the auction.

Each series of securities will be a new issue of securities and will have no established trading market. Any underwriters to whom securities are sold for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities may or may not be listed on a national securities exchange.

Under agreements into which we may enter in connection with the sale of the securities, underwriters, dealers and agents who participate in the distribution of the securities may be entitled to indemnification by us against specified liabilities, including liabilities under the Securities Act.

LEGAL OPINIONS

Unless otherwise indicated in the applicable prospectus supplement, legal opinions relating to the securities offered by this prospectus will be rendered by Brownstein Hyatt Farber Schreck, LLP, Albuquerque, New Mexico, Graves, Dougherty, Hearon & Moody, P.C., Austin, Texas, and Faegre Baker Daniels LLP, Minneapolis, Minnesota, counsel for our company. Unless otherwise indicated in the prospectus supplement relating to a particular series of securities, certain legal matters relating to such securities will be passed upon by Hunton & Williams LLP, New York, New York, for any underwriters, dealers or agents named in such prospectus supplement.

EXPERTS

The financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from Southwestern Public Service Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

$

Southwestern Public Service Company

4.50% First Mortgage Bonds, Series No. 1 due 2041

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PROSPECTUS SUPPLEMENT

AUGUST       , 2013
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Joint Book-Running Managers

Deutsche Bank Securities	Mitsubishi UFJ Securities